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                                                                       EXHIBIT 1


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BREAKWATER
RESOURCES LTD.








2002 ANNUAL REPORT

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CONTENTS                                                          BREAKWATER
                                                                  RESOURCES LTD.
  1     2002 HIGHLIGHTS
  1     2003 OBJECTIVES                                           IS A CANADIAN BASED
  2     MINE LOCATIONS                                            COMPANY ENGAGED IN THE
  3     MESSAGE TO SHAREHOLDERS                                   ACQUISITION, EXPLORATION,
  5     OPERATIONS SUMMARY                                        DEVELOPMENT AND MINING
  5     RESERVES AND RESOURCES                                    OF BASE METAL DEPOSITS
  6     OPERATIONS REVIEW                                         IN THE AMERICAS
 12     MANAGEMENT'S DISCUSSION                                   AND NORTH AFRICA.
        AND ANALYSIS
 25     MANAGEMENT'S REPORT
 25     AUDITORS' REPORT
 26     FINANCIAL STATEMENTS
IBC     MANAGEMENT AND
        CORPORATE INFORMATION









                                                                  ALL DOLLAR AMOUNTS USED IN THIS REPORT ARE CANADIAN DOLLARS
                                                                  UNLESS OTHERWISE SPECIFIED.

                                                                  This report includes certain forward-looking statements
                                                                  regarding the intent, belief or current expectations of the
                                                                  Company and members of its senior management team,
                                                                  including, without limitation, expectations regarding
                                                                  prospective performance and opportunities. Investors are
                                                                  cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and
                                                                  uncertainties, and that actual results and future events may differ materially from those anticipated in such statements.

BREAKWATER Resources Ltd.
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                                                                  -------------------------------------------------------------
AT THE END OF 2002 THE                                            2002 HIGHLIGHTS
COMPANY OWNED FOUR
OPERATING MINES:                                                  o PRODUCED 478 MILLION POUNDS OF ZINC.
 BOUCHARD-HEBERT                                                  o TOTAL CASH OPERATING COSTS OF US$0.32 PER POUND OF PAYABLE
 MINE IN QUEBEC, CANADA;                                            ZINC.
 BOUGRINE MINE                                                    o RIGHTS OFFERING COMPLETED.
 IN TUNISIA;                                                      o CREDIT FACILITIES RESTRUCTURED.
 EL MOCHITO MINE
 IN HONDURAS; AND                                                 -------------------------------------------------------------
 EL TOQUI MINE                                                    2003 OBJECTIVES
 IN CHILE;
TWO MINES ON CARE                                                 o PRODUCE 325 MILLION POUNDS OF PAYABLE ZINC.
AND MAINTENANCE:                                                  o ACHIEVE TOTAL CASH OPERATING COSTS OF US$0.32 PER POUND
 LANGLOIS MINE                                                      OF PAYABLE ZINC.
 IN QUEBEC, CANADA; AND                                           o RATIONALIZE ASSETS.
 CARIBOU MINE IN                                                  o REDUCE BANK INDEBTEDNESS.
 NEW BRUNSWICK, CANADA; AND                                       o COMPLETE FINANCIAL RESTRUCTURING.
ONE MINE IN THE PROCESS                                           o AGGRESSIVELY PURSUE EXTERNAL GROWTH OPPORTUNITIES.
OF CLOSING:                                                       o COMMENCE WORK NECESSARY FOR REOPENING LANGLOIS.
 NANISIVIK MINE                                                   o INCREASE PRODUCTION CAPACITY OF EL TOQUI BY 25%.
 IN NUNAVUT, CANADA.                                              o ADVANCE CLOSURE AND RECLAMATION OF NANISIVIK.
                                                                  o CONCLUDE DISPOSAL OF ASSETS AT NANISIVIK.

                                                                 1                                              Annual Report 2002
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NANISIVIK
CANADA

THE NANISIVIK MINE
LOCATED ON BAFFIN ISLAND,                       LANGLOIS
WAS CLOSED IN SEPTEMBER                         CANADA
2002.
                                                THE LANGLOIS MINE IS
        BOUCHARD -HEBERT                        AN UNDERGROUND ZINC
        CANADA                                  MINE LOCATED 47
                                                KILOMETRES NORTHEAST
        THE BOUCHARD-HEBERT                     OF LEBEL-SUR-QUEVILLON
        MINE IS AN UNDERGROUND                  AND 213 KILOMETRES
        POLYMETALLIC MINE                       NORTH OF VAL D'OR,                      BOUGRINE
        LOCATED 30 KILOMETRES                   QUEBEC.                                 TUNISIA
        NORTHEAST OF ROUYN-
        NORANDA, QUEBEC.                                                                BOUGRINE, LOCATED
                                                CARIBOU                                 IN TUNISIA, IS AN
                EL MOCHITO                      CANADA                                  UNDERGROUND ZINC,
                HONDURAS                                                                LEAD MINE.
                                                THE CARIBOU MINE
                THE EL MOCHITO MINE,            LOCATED NEAR BATHURST,
                AN UNDERGROUND MINE             NEW BRUNSWICK HAS
                LOCATED IN HONDURAS,            BOTH UNDERGROUND AND
                CENTRAL AMERICA, IS             OPEN PIT ZINC, LEAD
                A ZINC, LEAD, SILVER            AND SILVER MINES.
                PRODUCER IN ITS FIFTY-FIFTH
                YEAR OF PRODUCTION.

        EL TOQUI                                                  -------------------------------------------------------
        CHILE                                                     BOUCHARD-HEBERT         ZN       CU     AG     AU
                                                                  -------------------------------------------------------
        THE EL TOQUI MINE IS AN                                   BOUGRINE                ZN                           PB
        UNDERGROUND ZINC AND                                      -------------------------------------------------------
        GOLD MINE LOCATED IN                                      EL MOCHITO              ZN              AG           PB
        CHILE APPROXIMATELY                                       -------------------------------------------------------
        1,350 KILOMETRES                                          EL TOQUI                ZN                     AU    PB
        SOUTH OF SANTIAGO.                                        -------------------------------------------------------
                                                                  NANISIVIK               ZN              AG
                                                                  -------------------------------------------------------
                                                                  LANGLOIS                ZN       CU     AG     AU
                                                                  -------------------------------------------------------
                                                                  CARIBOU                 ZN              AG           PB
                                                                  -------------------------------------------------------
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BREAKWATER Resources Ltd.                                        2
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                                                       MESSAGE TO SHAREHOLDERS
                                   "...2002 PROVED TO BE AN EXTRAORDINARY ONE FOR BREAKWATER..."

     THE YEAR 2002 PROVED TO BE AN EXTRAORDINARY ONE FOR               While much will be said about our accomplishments in
BREAKWATER DESPITE BEING ANOTHER DIFFICULT YEAR FOR ZINC          terms of productivity, cost containment and reduction, loss
CONCENTRATE PRODUCERS GLOBALLY. AS ZINC PRICES REMAINED AT OR     control and safety performance, it is these results that point
NEAR RECORD LOWS IN REAL TERMS THROUGHOUT THE YEAR, BREAKWATER    to the talents and abilities of the Company's employees. Our
ACHIEVED RECORD LOW TOTAL CASH OPERATING COSTS OF US$0.32 PER     Company is only as effective and efficient as the employees we
POUND OF PAYABLE ZINC. THE AVERAGE ZINC PRICE FOR 2002 OF         have who are dedicated to its success. Although our employees
US$0.35 WAS THE LOWEST ANNUAL AVERAGE SINCE 1986. AS WOULD BE     have also been frustrated by the financial results of the
EXPECTED, THIS PROLONGED PERIOD OF DEPRESSED ZINC PRICES HAD A    Company, they understand that when the price of zinc
NEGATIVE IMPACT ON THE FINANCIAL RESULTS AS THE COMPANY LOST      increases, all the hard work of this past year will be
$19.9 MILLION. ON THE POSITIVE SIDE, CASH FLOW FROM OPERATIONS    reflected in future financial results.
WAS $8.6 MILLION, AN IMPROVEMENT OF $18.0 MILLION OVER 2001.
                                                                       The extremely soft zinc market produced not only low zinc
     While the financial results are discouraging for             prices but also record low smelter treatment charges yielding
shareholders, we must take comfort in the significant             a modest benefit for the zinc miner. During the year we
achievements of the past year, which will prove beneficial in     secured longer-term smelter agreements to treat our zinc
the longer term. Of the five key objectives established for       concentrates while capitalizing on the current tightness of
2002:                                                             the zinc concentrate market and the resulting favourable
o    we were within 1 percent of our goal of producing 483        terms. In large measure these longer-term agreements allow the
     million pounds of zinc;                                      Company to control costs in the short-term by securing record
o    we realized a total cash operating cost of US$0.32 per       low treatment charges and more importantly, should allow us to
     pound of payable zinc which was lower than the goal of       reap significant gains when prices rebound and treatment
     US$0.35;                                                     charges return to higher levels.
o    at our operations, productivity was increased and costs
     reduced;                                                          Breakwater is fortunate to have a senior management team
o    the rights offering was completed and the credit             who have again proven their ability to manage costs
     facilities were restructured; and                            aggressively without jeopardizing the safety and well-being of
o    work continued at Langlois to advance that project closer    our employees or the integrity of the physical assets.
     to reopening and at El Toqui to expand production and
     significantly extend the mine life.

                                                                 3                                              Annual Report 2002
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                      "THROUGH A COMBINATION OF INTERNAL FOCUS AND EXTERNAL GROWTH, IT HAS BEEN AND CONTINUES
                        TO BE OUR STATED OBJECTIVE TO GROW THE COMPANY, BUILD VALUE FOR THE SHAREHOLDERS AND
                        TO FIRMLY ENTRENCH THE COMPANY IN THE TOP TEN GLOBAL PRODUCERS OF ZINC CONCENTRATE".

     Ensuring that all employees of the Company have the          completion in 2004. In addition to internal opportunities,
safest work environment possible within which to carry out        there exists (as always) opportunities outside of our Company
their duties continues to be one of the cornerstones of our       that are being considered. Through a combination of internal
foundation for the development of a successful company.           focus and external growth, it has been and continues to be our stated objective to grow the Company, build value for the
     For our Company, there is no place where dedication to       shareholders and to firmly entrench the Company in the top ten
safety is more evident than at El Mochito. While the El           global producers of zinc concentrate.
Mochito employees continue to achieve record production and
record low costs, they also continue to establish safety               This past year has been a challenge for everyone in the
records. During 2002 the employees of El Mochito worked           zinc concentrate business including Breakwater's suppliers who
1,175,051 hours without a lost-time accident, surpassing their    were so patient when the Company was facing significant
own record set in 2001. Surpassing one million hours without a    financial hurdles in late 2001 and into 2002. Their
lost-time accident in an underground hard rock mining             cooperation was greatly appreciated.
environment is an extraordinary feat. El Mochito employees
have set a Central American record for a second time and for           I would also like to extend thanks to the directors of
this they are once again congratulated.                           Breakwater who provided their knowledge and guidance during a challenging year.
     There is continued optimism that the price of zinc will
return to more typical levels within the coming months and             To our shareholders I wish to extend a special thanks for
should that occur, the Company is well situated to take           your continued support, most notable during our rights
advantage of the price gain. There are ideal internal             offering, which was successfully completed, and your patience
opportunities to be considered including the commissioning of     as we work through this challenging period of low prices and
Langlois, the possibility of extending the mine life at           towards our stated objectives. Rest assured that when the
Bouchard-Hebert through exploration and also the possibility      price rebounds, as we believe it will, we will all be there to
of expanding reserves at Bougrine through agreements on           enjoy the benefits of patience and effort.
properties with third parties, including the Government of
Tunisia. As well, the opportunity exists to increase output at    /s/ Colin K. Benner
El Toqui by converting some of the Company's extensive            COLIN K. BENNER
resources to reserves. Presently a mill expansion is underway     PRESIDENT AND CHIEF EXECUTIVE OFFICER
which is scheduled for
                                                                  March 13, 2003
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BREAKWATER Resources Ltd.                                        4
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                                                         OPERATIONS SUMMARY



                                     2003E         2002           2001           2000           1999           1998
-------------------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)              2,545,950    3,077,811      3,311,290      3,028,922      2,236,626      1,895,577
  Zinc (%)                             7.7          7.8            7.2            7.7            8.6            7.8
  Zinc Production (tonnes)         173,755      216,663        211,544        208,996        173,733        133,734
  Copper Production (tonnes)         3,546        6,055          6,932          4,532              -              -
  Lead Production (tonnes)          12,330       12,693         13,174         11,021         11,027          7,798
  Silver Production (ounces)     1,958,865    2,957,221      2,940,360      2,790,137      2,155,781      1,930,531
  Gold Production (ounces)          25,027       24,804         38,500         20,289         4,938           2,308
-------------------------------------------------------------------------------------------------------------------
Minesite Operating Costs
  Per tonne milled (US$)             27.37        27.18          27.26          27.63          27.81          32.13
-------------------------------------------------------------------------------------------------------------------
Total Cash Costs
  Per pound payable zinc (US$)        0.32         0.32           0.36           0.40           0.40           0.43
-------------------------------------------------------------------------------------------------------------------

                                                       RESERVES AND RESOURCES

     THE FOLLOWING TABLE LISTS BREAKWATER'S MINERAL RESERVES AND RESOURCES AS CALCULATED BY BREAKWATER'S QUALIFIED
PERSON AS OF DECEMBER 31, 2002, ACCORDING TO THE "CIM STANDARDS ON MINERAL RESOURCES AND RESERVES: DEFINITIONS AND
GUIDELINES" (AUGUST, 2000). ACCORDINGLY, THE RESOURCES HAVE BEEN CLASSIFIED AS MEASURED, INDICATED OR INFERRED AND
THE RESERVES HAVE BEEN CLASSIFIED AS PROVEN AND PROBABLE BASED ON THE MEASURED AND INDICATED RESOURCES.

                                        DECEMBER 31, 2002                             November 30,  2001
                           ------------------------------------------------------------------------------------------
                           TONNES        ZN     PB     CU     AG      AU   Tonnes     Zn     Pb     Cu    Ag       Au
                           (000's)      (%)    (%)    (%)    (g/t) (g/t)  (000's)    (%)    (%)    (%)   (g/t)  (g/t)
---------------------------------------------------------------------------------------------------------------------
PROVEN AND PROBABLE RESERVES
BOUCHARD-HEBERT            2,143        6.0      -    0.4     31   1.0     3,219      4.9      -    0.6     33    1.0
NANISIVIK                      -          -      -      -      -     -       772      7.4    0.4      -     30      -
BOUGRINE                   1,187       11.6    2.0      -      -     -     1,684     10.9    2.1      -      -      -
EL MOCHITO                 3,167        6.6    1.8      -     76     -     3,356      6.8    1.9      -     78      -
EL TOQUI                   3,344        7.7      -      -      -   1.4     2,506      8.0      -      -      -    1.8
LANGLOIS                   2,903       11.2      -    0.7     53   0.1     2,903     11.2      -    0.7     53    0.1
CARIBOU                    5,057        6.5    3.4      -     90     -     5,057      6.5    3.4      -     90      -
---------------------------------------------------------------------------------------------------------------------
TOTAL                      17,801       7.8      -      -      -     -    19,497      7.6      -      -      -      -
---------------------------------------------------------------------------------------------------------------------
MEASURED AND INDICATED RESOURCES
BOUCHARD-HEBERT            2,296        6.8      -    0.4     34   1.1     3,402      4.9      -    0.6     33    1.0
NANISIVIK                      -          -      -      -      -     -     2,012      7.2    0.4      -     30      -
BOUGRINE                   1,279       13.3    2.3      -      -     -     1,695     13.7    2.6      -      -      -
EL MOCHITO                 4,288        8.2    2.5      -     99     -     5,937      7.8    2.7      -    115      -
EL TOQUI                   4,203        8.3      -      -      -   1.4     2,910      8.5      -      -      -    1.6
LANGLOIS                   4,862       11.0      -    0.7     53   0.1     4,862     11.0      -    0.7     53    0.1
CARIBOU                    5,152        7.4    3.9      -     95     -     5,152      7.4    3.9      -     95      -
---------------------------------------------------------------------------------------------------------------------
TOTAL                     22,080        8.8      -      -      -     -    25,970      8.4      -      -      -      -
---------------------------------------------------------------------------------------------------------------------
INFERRED RESOURCES
BOUCHARD-HEBERT                -          -      -      -      -     -         -        -      -      -      -      -
NANISIVIK                      -          -      -      -      -     -       110      4.6    0.4      -     30      -
BOUGRINE                     249        8.2    1.3      -      -     -       604      8.3    1.4      -      -      -
EL MOCHITO                 2,411        7.4    3.2      -    110     -       793      7.3    4.3      -    102      -
EL TOQUI                   3,050        8.5      -      -      -   0.4     6,362      8.0      -      -      -    0.4
LANGLOIS                   1,547        8.1      -    0.5     37   0.1     1,547      8.1      -    0.5     37    0.1
CARIBOU                    4,163        6.7    3.2      -     98     -     4,163      6.7    3.2      -     98      -
---------------------------------------------------------------------------------------------------------------------
TOTAL                     11,420        7.6      -      -      -     -    13,579      7.6      -      -      -      -
---------------------------------------------------------------------------------------------------------------------
Measured and Indicated Resources include Proven and Probable Reserves.

                                                                 5                                 Annual Report 2002
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                                                          OPERATING REVIEW



     IN 2002 ZINC CONCENTRATE PRODUCTION INCREASED BY 2.2 PERCENT FROM 2001 AND ZINC METAL PRODUCTION INCREASED BY 2.4 PERCENT
DESPITE A DROP OF 7 PERCENT IN THE AGGREGATE TONNES MILLED. THIS WAS DUE TO A SUBSTANTIALLY HIGHER MILL HEAD GRADE AT THE NANISIVIK
MINE FOR THE NINE MONTHS IT WAS IN OPERATION COMBINED WITH INCREASED PRODUCTION FROM BOUCHARD-HEBERT AND EL TOQUI.



     BOUCHARD-HEBERT

     The Bouchard-Hebert mine is located 30 kilometres northeast of Rouyn-Noranda in Dufresnoy Township, Quebec. Since acquiring the
Bouchard-Hebert mine on May 1, 2000, management has focused on improving the operating performance of the mine and conducting exploration in the immediate vicinity of the mine in search of new reserves and resources. The results of this work were seen in
2002 with zinc recovery averaging 87.6 percent and zinc concentrate grades averaging 53.9 percent. As well, the copper recovery was up substantially.

     The zinc grade of the mill feed was significantly greater, resulting in 24 percent more zinc concentrate being produced in
2002. The precious metals and copper grades were lower compared with the same period in 2001. The Bouchard-Hebert deposit is being mined in the upper limits of the deposit, which has a relatively greater concentration of zinc. While it is anticipated that these higher zinc grades will continue for the balance of the life of the mine, the offset is an expected decline in the copper and precious metals grades.


                                                             2002                  2001                2000 *     1999        1998
----------------------------------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)                                     1,050,009             1,045,435             542,648          -          --
  Zinc (%)                                                    5.6                   4.5                 4.8          -          --
    Zinc Recovery (%)                                        87.6                  86.7                85.9          -          --
    Zinc Conc. (%)                                           53.9                  54.3                53.2          -          --
  Copper (%)                                                  0.7                   0.8                 0.9          -          --
    Copper Recovery (%)                                      85.2                  84.4                82.8          -          --
    Copper Conc. (%)                                         16.1                  16.5                16.8          -          --
  Zinc Production (tonnes)                                 51,197                41,150              22,485          -          --
  Copper Production (tonnes)                                6,055                 6,932               4,046          -          --
  Silver Production (ounces)                              446,755               562,093             307,373          -          --
  Gold Production (ounces)                                 20,122                28,477              13,690          -          --
----------------------------------------------------------------------------------------------------------------------------------
Minesite Operating Costs
  Per tonne milled (Cdn$)                                   34.99                 33.46               32.50          -          --
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Total Cash Costs
  Per pound payable zinc (US$)                               0.28                  0.29                0.30          -          --
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* May 1, 2000 to December 31, 2000

BREAKWATER Resources Ltd.                                        6
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     NANISIVIK

     The Nanisivik mine is located in Nunavut at the northern end of Baffin Island, approximately 750 kilometres north of the Arctic
Circle. Nanisivik ceased operations on September 30, 2002 yet produced only 4 percent less contained zinc in 2002 than in 2001. The comparable zinc production was a result of a significant increase in the zinc head grade to the mill. During 2002, the head grade averaged 10.0 percent zinc compared with 6.4 percent in 2001. The increase in the head grade resulted from a combination of mining higher-grade pillars and operating the Dense Media Separation ("DMS") plant. The DMS plant provided an average increase of 27 percent in the zinc head grade for the period. The slight shortfall in year-over-year production would have been even less had the ball mill not failed on August 21st. The final 40 days of production at Nanisivik were severely hampered by the loss of the ball mill, but the Company was compensated for economic loss and property damage sustained with insurance proceeds totaling $1.1 million.

     Reclamation activities continued through the balance of the year. During 2002, personnel from Breakwater's subsidiary CanZinco
Ltd. held discussions with a number of interested parties including the Government of Nunavut in an effort to find alternative uses for the existing infrastructure at Nanisivik. All parties remain optimistic that opportunities exist to create much-needed employment and training for the residents of Nunavut and more specifically for the neighbouring community of Arctic Bay.


                                                       2002 *            2001              2000              1999              1998
-----------------------------------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)                                 516,544           774,920           811,283           802,806           792,383
Zinc (%)                                               10.0               6.9               7.6               7.5               7.2
Zinc Recovery (%)                                      96.0              95.7              96.2              96.4              96.5
Zinc Conc. (%)                                         56.5              56.6              57.8              57.6              57.3
Zinc Production (tonnes)                             49,514            51,512            59,399            58,326            55,244
Silver Production (ounces)                          528,049           539,380           567,707           520,092           511,945
-----------------------------------------------------------------------------------------------------------------------------------
Minesite Operating Costs
Per tonne milled (Cdn$)                               50.87             50.33             38.88             36.87             39.49
-----------------------------------------------------------------------------------------------------------------------------------
Total Cash Costs
Per pound payable zinc (US$)                           0.34              0.42              0.41              0.39              0.39
-----------------------------------------------------------------------------------------------------------------------------------
* January 1, 2002 to September 30, 2002


                                                                 7                                               Annual Report 2002
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                              "SINCE ACQUIRING THE EL TOQUI OPERATION IN 1997, BREAKWATER HAS INCREASED
                          THE ZINC RECOVERY BY 7.4 PERCENT AND THE ZINC CONCENTRATE GRADE BY 3.7 PERCENT".

BOUGRINE

     The Bougrine mine is located in Tunisia, 160 kilometres southwest of Tunis, the capital. Since acquiring the mine in 1997, management has focused on improving the metallurgical performance of the operations and reducing cash operating costs. Advances have been made in increasing the grade of the zinc concentrate, which averaged 54.7 percent in 2002 compared with 48.9 percent in 1998.
Cash operating costs for 2002 were US$0.36 per pound of payable zinc versus US$0.41 in 1998.

     Production of zinc concentrate declined in 2002 from 2001, due to limited access during the year to the higher-grade F-3 zone.
The difficulties associated with this area were overcome with the introduction of a cemented fill placement program that was completed in July. Zinc grades have since returned to more typical levels.


                                                     2002              2001              2000              1999              1998 *
---------------------------------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)                               423,414           411,052           422,120           429,708           276,114
  Zinc (%)                                            9.7              11.5              11.3              12.0              11.4
    Zinc Recovery (%)                                81.8              80.2              80.4              82.2              80.8
    Zinc Conc. (%)                                   54.7              54.3              53.0              50.0              48.9
  Lead (%)                                            1.5               2.1               1.9               1.8               1.8
    Lead Recovery (%)                                75.1              76.3              76.4              76.2              70.7
    Lead Conc. (%)                                   66.6              65.1              66.0              62.6              65.0
  Zinc Production (tonnes)                         33,706            37,832            38,303            42,306            25,465
  Lead Production (tonnes)                          4,565             6,424             6,215             5,801             3,467
---------------------------------------------------------------------------------------------------------------------------------
Minesite Operating Costs
  Per tonne milled (US$)                            32.19             28.82             27.49             28.55             38.25
---------------------------------------------------------------------------------------------------------------------------------
Total Cash Costs
  Per pound payable zinc (US$)                       0.36              0.33              0.37              0.36              0.41
---------------------------------------------------------------------------------------------------------------------------------
*May 1, 1998 to December 31, 1998

     EL MOCHITO

     During 2002, the El Mochito mine, located in northwest Honduras, surpassed its previous production record set in 2001 with an annual production of 663,385 tonnes milled at a head grade of 7.5 percent zinc. This is the highest annual throughput in El
Mochito's 54 year history. The operation produced 4 percent less contained zinc in 2002 than in 2001 due to the mining of reserves of a more representative grade for the mine.

     Initiatives undertaken during the year have begun to bear results with the total cash costs down US$0.05 per pound of payable zinc from 2001. The reduction is attributable to lower treatment charges, improvements in grade control, improved productivity and further improvements in operating procedures. In addition, recent metallurgical changes have resulted in improved levels of metal recovery.
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BREAKWATER Resources Ltd.                                        8
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

     While the El Mochito employees continue to achieve record production and record low costs, they also continue to establish safety records. During 2002 the employees of El Mochito worked 1,175,051 hours without a lost-time accident, which surpasses their own record set in 2001.


                                                     2002              2001              2000              1999              1998 *
---------------------------------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)                               663,385           652,331           637,665           612,240           569,476
  Zinc (%)                                            7.5               8.0               7.3               7.3               7.1
    Zinc Recovery (%)                                93.0              92.8              92.0              91.6              91.2
    Zinc Conc. (%)                                   52.2              52.1              51.6              51.9              51.6
  Lead (%)                                            1.5               1.3               1.0               1.1               1.0
    Lead Recovery (%)                                80.6              79.4              74.2              74.1              73.5
    Lead Conc. (%)                                   68.4              68.0              65.5              64.4              63.1
  Zinc Production (tonnes)                         46,339            48,485            43,064            40,996            36,639
  Lead Production (tonnes)                          8,128             6,750             4,805             5,226             4,329
  Silver Production (ounces)                    1,700,034         1,505,659         1,690,031         1,496,439         1,381,306
---------------------------------------------------------------------------------------------------------------------------------
Minesite Operating Costs
  Per tonne milled (US$)                            28.40             30.59             32.83             31.57             33.41
---------------------------------------------------------------------------------------------------------------------------------
Total Cash Costs
  Per pound payable zinc (US$)                       0.32              0.37              0.44              0.42              0.44
---------------------------------------------------------------------------------------------------------------------------------
* Hurricane Mitch affected production in the months of October and November, 1998


     EL TOQUI

     The El Toqui mine, located approximately 1,350 kilometres south of Santiago, Chile, produced 10 percent more contained zinc in
2002 than in 2001. Metallurgical improvements during 2002 resulted in record zinc recoveries and concentrate grades. The zinc recovery increased from 89.9 percent to 92.1 percent, while the zinc concentrate grade increased from 49.8 percent to 50.8 percent zinc. Since acquiring the El Toqui operation in 1997, Breakwater has increased the zinc recovery by 7.4 percent and the zinc concentrate grade by 3.7 percent.

     Engineering related to increasing the capacity of the crushing plant was completed and a larger jaw crusher was purchased. This is the first phase of a previously announced expansion of both the mine and mill. The mine development program continued with the new in-mine ramp accessing new reserves. Work also commenced on the development of the Asseredero area that should greatly enhance the gold grade of the mill feed for the next few years.

                                                                 9                                               Annual Report 2002

                      "DURING 2002 THE EL MOCHITO EMPLOYEES ESTABLISHED A NEW CENTRAL AMERICAN SAFETY RECORD,
                             MEASURED IN LOST-TIME ACCIDENTS, IMPROVING ON THEIR OWN PREVIOUS RECORD".


                                                     2002              2001              2000              1999              1998 *
---------------------------------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)                               424,459           427,552           416,418           391,872           257,600
  Zinc (%)                                            9.2               8.5               8.4               9.1               7.5
    Zinc Recovery (%)                                92.1              89.9              89.4              90.4              85.2
    Zinc Conc. Grade (%)                             50.8              49.8              48.5              48.7              48.0
  Gold (grams/tonne)                                  0.7               1.4               0.9               0.8               0.8
    Gold Recovery (%)                                49.9              52.7              51.8              50.5              34.4
    Gold Conc. (grams/tonne)                         26.9              92.0              64.4              51.3              53.1
  Zinc Production (tonnes)                         35,907            32,565            31,226            32,105            16,385
  Gold Production (ounces)                          4,682            10,023             6,232             4,938             2,307
  Silver Production (ounces)                      282,383           333,228           166,568           139,250            37,576
---------------------------------------------------------------------------------------------------------------------------------
Minesite Operating Costs
  Per tonne milled (US$)                            26.04             25.08             26.94             27.26             39.70
---------------------------------------------------------------------------------------------------------------------------------
Total Cash Costs
  Per pound payable zinc (US$)                       0.32              0.35              0.44              0.43              0.56
---------------------------------------------------------------------------------------------------------------------------------
* January 1, 1998 to September 7, 1998

     LANGLOIS

     Breakwater purchased the Langlois mine located in northwestern Quebec in May 2000 and operated the mine until November 2000.
Operations were temporarily suspended when problems associated with the main ore pass system combined with low metal prices made it uneconomic to operate. The mine was placed on care-and-maintenance in 2001 pending the resolution of the ore pass problem and an improvement in the price of zinc. While temporarily closed, a feasibility study, including a technical solution for the ore pass, was conducted following an extensive drilling program in 2001.

     During the fourth quarter of 2002, a drill program was initiated with some financial support from the Quebec Ministry of
Natural Resources (MRN). The objective of this drill program was to further delineate and upgrade resources to reserves in Zone 97, both above 6 level and below 13 level. Once the drill program is complete, the feasibility study will be updated to include any new mineral reserves. We expect the study to be completed during the second quarter of 2003.

     Based on information contained in the initial study, it is projected that Langlois can be in operation 18 months after the start of the development of Zone 97. Opportunities for financing the project and starting development in 2003 are currently being explored.


     CARIBOU

     The Caribou mine located near Bathurst, New Brunswick remained on care and maintenance during 2002. Pilot plant test results, operating data and a study conducted by Lakefield Research in 2000 concluded that a number of process flowsheet modifications are required to obtain the desired response to treatment of Caribou mineralized material. An updated 2000 re-opening plan indicates that the Caribou mine can be restarted for a capital cost prior to start-up of approximately $11.8 million (including mill modifications), excluding working capital. A decision to reopen the mine is awaiting an improvement in the price of zinc.

BREAKWATER Resources Ltd.                                        10
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
     EXPLORATION

     Breakwater has held a number of exploration properties over the years and made it a practice of entering into option agreements with other parties from time to time on properties outside the immediate area of the Company's mines. This has allowed for the development of properties that otherwise would have received little or no attention. During 2002, an agreement was reached with
Agnico-Eagle Mines Limited on the Tonawanda and Zulapa properties (Lapa). Following Agnico-Eagle's drill program, Breakwater has agreed to sell its 100% interest to Agnico-Eagle for US$7.925 million plus an advance royalty of US$1.0 million on closing.
Agnico-Eagle will pay a further advanced royalty of US$1.0 million when the total published inferred resources reaches 2 million ounces. Breakwater retains a 1.0 percent net shelter royalty ("NSR") on all gold production from the Tonawanda property and a 0.5 percent NSR on all gold production from the Zulapa property.

     In addition to the Lapa property, Agnico-Eagle will purchase Breakwater's 662/3 percent interest in the Chibex South property, located four kilometres south of Lapa. Breakwater will receive US$75,000 and retain a 0.66 percent NSR.

     In Chile, crews focused their efforts on completing additional geochemical work and compiling all of the geological information amassed in the El Toqui District to-date. As a result of this review a new geological model has been developed that indicates the area holds significant promise for finding additional deposits in the immediate vicinity of the existing mill. During 2003
Breakwater intends to continue with follow-up exploration work on the anomalous areas identified by the new geological model and enlarge the geochemical database.


     SAFETY

     Safety and loss control management are high management priorities at all of the Company's operations. Efforts are continually being made to improve inspection procedures, training, definition of job responsibilities and pre-job planning. During 2002 the El
Mochito employees established a new Central American safety record, measured in lost-time accidents, improving on their own previous record.


     ENVIRONMENTAL

     Environmental matters are of paramount importance to the management of the Company. In 2002, a significant amount of time and effort was devoted to ensuring that all of the Company's operations were in compliance with all regulatory requirements for the local jurisdiction where the work is being carried out. As well, an independent audit of the Company's environmental practices was completed during the year confirming that stringent environmental standards are being maintained, consistent with internal policies and guidelines.

     Work continued throughout the year on progressive remedial work at all of the Company's locations, with particular emphasis on
Nanisivik in connection with its closure. The final closure plan for Nanisivik is to be filed with the Nunavut Water Board by
December 2003 and it is expected that the majority, if not all, of the reclamation work required at Nanisivik will be carried out during the summer of 2004.

                                                                 11                                              Annual Report 2002

                                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                           FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

                          THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                      BREAKWATER RESOURCES LTD. (THE "COMPANY") CONSTITUTES MANAGEMENT'S REVIEW OF THE FACTORS
                   THAT AFFECTED THE COMPANY'S FINANCIAL AND OPERATING PERFORMANCE IN 2002 AND FACTORS REASONABLY
                     EXPECTED TO IMPACT ON FUTURE OPERATIONS AND RESULTS. THE CONSOLIDATED FINANCIAL STATEMENTS
                    OF THE COMPANY HAVE BEEN PREPARED USING ACCOUNTING PRINCIPLES APPLICABLE TO A GOING CONCERN,
                        WHICH ASSUMES THAT THE COMPANY WILL CONTINUE IN OPERATION FOR THE FORESEEABLE FUTURE
                AND WILL BE ABLE TO REALIZE ITS ASSETS AND SATISFY ITS LIABILITIES IN THE NORMAL COURSE OF BUSINESS.
                                       SEE OVERVIEW, LIQUIDITY AND LIQUIDITY RISK DISCUSSION.

-----------------------------------------------------------------------------------------------------------------------------------

OVERVIEW

     Breakwater Resources Ltd. is an exploration, development     arrangements. In December 2002, the Company's Syndicated
and mining company with operations in Canada, Honduras, Chile     Credit Facility totalling US$45.1 million, which includes a
and Tunisia. Approximately 82 percent of its revenue is           term loan and a revolving loan required to be repaid or
derived from the sale of zinc concentrates with the balance of    restructured by January 2, 2003, was extended to January 2,
revenue from lead, copper, gold and silver.                       2004. The Company believes that it will not be able to repay its debt under the Syndicated Credit Facility at maturity on
     During the years ended December 31, 2002, 2001 and 2000,     January 2, 2004, unless the metal price recovery is stronger
the Company incurred net losses of $19.9 million, $111.1          and sooner than expected. Accordingly, it will be necessary
million and $8.7 million, respectively. The losses in 2001 and    for the Company to negotiate an extension, to restructure or
2000 included non-cash write-downs of mineral properties and      to replace the Syndicated Credit Facility prior to maturity.
fixed assets of $70.3 million and $27.1 million, respectively.
This reflects the Company's policy to defer exploration and            In May 2002, a rights offering was completed for
development costs until the economic viability of the property    94,455,000 shares at $0.20 per share to raise $17.6 million
is determined or until the property is abandoned.                 net of issue costs. This equity issue was a requirement placed on the Company by its lenders as a condition to extend the due
     The year ended December 31, 2002 saw a continuation of       date of the Syndicated Credit Facility to January 2, 2003.
record low prices for zinc in real terms. After reaching a 14
year low of US$732.50 per tonne (US$0.332 per pound) in the            Proceeds from the rights issue, combined with operating
fourth quarter of 2001 and averaging US$886 per tonne             improvements, reduced capital expenditures and lower treatment
(US$0.402 per pound) for the year, the price of zinc reached a    charges provided the working capital requirements for the
new low of US$725.50 per tonne (US$0.329 per pound) in August     period ended December 31, 2002. Going forward into 2003, with
of 2002 and averaged US$777 per tonne (US$0.352 per pound) in     a forecasted price of zinc in excess of US$800 per tonne, it
2002. This represents the lowest average zinc price since         is expected that the estimated cash flow of the Company, after
1986. These continuing low prices put severe pressure on the      capital expenditures and debt servicing requirements, will be
liquidity of the Company necessitating a restructuring of its     sufficient to meet cash requirements for 2003. However, it
banking                                                           will not be sufficient to retire the debt due on January 2,
                                                                  2004.

BREAKWATER Resources Ltd.                                        12
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

SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS AND DEFICIT DATA
                                                                                                Year ended December 31,
                                                                        -----------------------------------------------------------
                                                                                      2002                 2001                2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           ($000's except for per share numbers,
                                                                                                    ratios and weights)
                                                                        -----------------------------------------------------------
Tonnes of Concentrate Sold (Zinc, Copper and Lead)                                 518,820              505,521             381,878
Gross Sales Revenue                                                                305,354              304,037             301,850
Treatment and Marketing Costs                                                      136,738              142,236             135,262
Net Sales Revenue                                                                  168,616              161,801             166,588
Total Operating Costs                                                              178,112              185,293             129,808
(Loss) Contribution from Mining Activities                                          (9,496)             (23,492)             36,780
Net Loss                                                                            19,887              111,058               8,749
Net Loss per Common Share                                                             0.12                 0.92                0.08
Cash Provided by (used for) Operating Activities(1)                                  8,647               (9,361)             37,720
Capital Expenditures                                                                10,971               21,662              34,619
Weighted Average Number of
  Common Shares Outstanding after Bonus Element                                    169,074              120,166             109,033

Number of Common Shares Outstanding                                                193,281               93,848              92,039

(1) Before changes in non-cash working capital items.

BALANCE SHEET DATA
                                                                                                   As at December 31,
                                                                        -----------------------------------------------------------
                                                                                      2002                 2001                2000
-----------------------------------------------------------------------------------------------------------------------------------
Working Capital                                                                     22,284                5,048              23,881
Total Assets                                                                       223,380              251,569             360,453
Total Debt                                                                          78,665               80,406              90,280
Total Other Long-Term Liabilities                                                   14,519               15,708              17,234
Shareholders' Equity (Net Assets)                                                   95,596               98,576             201,859
Net Debt to Net Debt plus Equity                                                       43%                  44%                 30%
Book Value per Common Share                                                           0.49                 1.05                2.19
Capital Stock                                                                      257,759              239,214             238,312


                                                                 13                                              Annual Report 2002

                                     "THE COMPANY'S EARNINGS, CASH FLOW AND COMMON SHARE PRICE
                                            ARE HIGHLY SENSITIVE TO THE PRICE OF ZINC".


SENSITIVITY TO METAL PRICES                                            The following table outlines the sensitivity to changes
                                                                  in average treatment charges based on production estimates for
     The Company's earnings, cash flow and common share price     2003.
are highly sensitive to the price of zinc. The following table
sets forth the average LME cash prices for zinc, copper and       (Cdn$ thousands)                           SENSITIVITIES
lead, the London PM fix for gold and silver and the               --------------------------------------------------------
US/Canadian dollar exchange rates for 2002, 2001 and 2000.        Zinc concentrate (US$10.00 per tonne)              5,068
                                                                  Lead concentrate (US$10.00 per tonne)                314
METAL PRICES                  2002       2001       2000          Copper concentrate
--------------------------------------------------------            (TC US$10.00 per tonne, RC US$0.01 per pound)      453
Zinc (US$/pound)           $  0.35    $  0.40    $  0.51          --------------------------------------------------------
Lead (US$/pound)           $  0.21    $  0.22    $  0.21
Copper (US$/pound)         $  0.71    $  0.72    $  0.82          FINANCIAL RESULTS SUMMARY
Gold (US$/ounce)           $   310    $   271    $   279
Silver (US$/ounce)         $  4.60    $  4.37    $  4.95          NET LOSSES AND CASH FLOW - 2002 AND 2001
Exchange rate
(US$1.00/Cdn$)                                                         The consolidated net loss was $19.9 million ($0.12 per
  yearly average            1.5701     1.5490     1.4855          share) for the year ended December 31, 2002, on gross sales
--------------------------------------------------------          revenue of $305.4 million. This compares with a consolidated net loss of $111.1 million ($0.92 per share) after a non-cash
     The following table illustrates the sensitivity of           charge of $70.3 million on gross sales revenue of $304.0
earnings and cash flow to changes in metal prices and of          million in 2001.
earnings to changes in the US/Canadian dollar exchange rate
based on production estimates for 2003.                                Cash flow from operations (before changes in non-cash
                                                                  working capital items) was $8.6 million ($0.05 per share) in
(Cdn$ thousands)                           SENSITIVITIES          2002 compared with cash used by operations of $9.4 million
--------------------------------------------------------          ($0.08 per share) in 2001. For the year 2001, the non-cash
Zinc (US$0.01/pound)                               4,197          write-down of $70.3 million included $53.4 million to reduce
Lead (US$0.01/pound)                                 415          the carrying value of the Caribou mine to nil, a reduction of
Copper (US$0.01/pound)                               115          $11.3 million to the carrying value of the Nanisivik mine and
Silver (US$0.10/ounce)                               220          $5.6 million for the carrying value of other exploration and
Gold (US$10.00/ounce)                                378          non-producing properties.
Exchange rate (US$0.01/Cdn$1.00)                     373
                                                                  ($ millions)                               2002     2001
SENSITIVITY TO SMELTER TREATMENT CHARGES                          --------------------------------------------------------
                                                                  Loss from mining activities                (9.5)   (23.5)
     The Company sells zinc, lead and copper concentrates to      Other expenses (net of other income)        9.7     10.9
smelters in various parts of the world including Europe, Asia     Non-producing property costs                0.9      3.2
and the Americas. Smelters charge the Company for treating the    Foreign exchange hedging loss                 -      3.2
zinc, lead and copper concentrates and also for further           Income and mining taxes                    (0.2)       -
refining copper concentrates. Treatment charges vary according    Loss before asset valuation adjustments   (19.9)   (40.8)
to the world demand for concentrates. Since 2001, zinc            Write-down of properties                      -     70.3
concentrate treatment charges for sales under annual contract     Net loss                                  (19.9)  (111.1)
have decreased by US$24 per tonne and are expected to decrease    Non-cash expenses                          28.5    101.7
a further US$20 per tonne or more for 2003. Spot terms have       Operating cash flow (outflow)
decreased even further by as much as an additional US$30 per        (before changes in non-cash
tonne.                                                              working capital items)                    8.6     (9.4)
                                                                  --------------------------------------------------------


BREAKWATER Resources Ltd.                                        14
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

STATEMENT OF OPERATIONS REVIEW                                    ZINC PRODUCTION
- 2002 AND 2001                                                   (million pounds zinc contained in       2002        2001
                                                                  --------------------------------------------------------
PRODUCTION AND GROSS REVENUE                                      concentrate)
                                                                  Nanisivik                              109.1       113.6
     Sales of zinc, lead and copper concentrate increased by 3    El Mochito                             102.2       106.9
percent in 2002 from 2001 (518,820 tonnes compared with           Bougrine                                74.3        83.4
505,521 tonnes). SALES BY METAL IN CONCENTRATE                    El Toqui                                79.2        71.8
                                                                  Bouchard-Hebert                        112.9        90.7
($ thousands)                        2002           2001          --------------------------------------------------------
--------------------------------------------------------          Total zinc production                  477.7       466.4
Zinc - tonnes                     206,631        184,418          --------------------------------------------------------
Lead - tonnes                      17,977         12,086
Copper - tonnes                     5,447          6,543               The Company periodically hedges against fluctuations in
Gold - ounces                      25,364         39,884          metal prices and foreign exchange. For 2002, gross revenue
Silver - ounces                 2,226,474      1,995,913          decreased by $1.1 million as a result of hedging activities
--------------------------------------------------------          compared with a $0.6 million reduction during 2001. The net result of the hedging activities for 2002 includes $0.7
     Gross revenue from sales increased slightly to $305.4        million due to the decrease in the hedge contract liability
million in 2002 compared with $304.0 million in 2001.             compared with $0.9 million in 2001. Certain of the Company's mining operations receive sales revenue in US dollars while
     Zinc metal sales increased by 12 percent while zinc gross    incurring costs in other currencies such as the Canadian
revenue decreased slightly due to the lower price of zinc. The    dollar and Tunisian Dinar. To protect against adverse changes
weaker Canadian dollar increased gross revenue by $4.1            in these exchange rates, the Company sold forward US$30.0
million. The majority of this gain is offset by increased         million at an average exchange rate of Cdn$1.4802 and US$1.5
operating costs as a significant portion of operating costs       million for Euros at the rate of US$0.8899 for 2002. Due to
are incurred in US dollars.                                       the decision to close the Nanisivik mine in September 2002, the exchange hedge position applicable to 2003 was cancelled
GROSS SALES REVENUE BY METAL                                      and the Company recognized a hedging loss of $3.2 million in
($ thousands)                         2002          2001          2001.
--------------------------------------------------------
Zinc (US$)                         160,223       160,990          NET REVENUE
Lead (US$)                           8,397         5,798
Copper (US$)                         8,688        10,656               Net revenue, or net smelter return, which represents the
Gold (US$)                           7,781        10,834          value of concentrates sold after paying treatment charges,
Silver (US$)                        10,111         8,839          freight and marketing costs, increased by 4 percent to $168.6 million in 2002 from $161.8 million in 2001. Treatment
Total Metal Sales Revenue (US$)    195,200       197,117          charges, the amount paid to smelters for refining concentrates
--------------------------------------------------------          to produce metal, and shipping and marketing costs decreased
Gross Sales Revenue (CDN$)         305,354       304,037          by 3 percent to $136.7 million in 2002 from $142.2 million in
                                                                  2001. Treatment charges, shipping and marketing expenses
     Production of zinc in concentrate in 2002 increased by 2     amounted to 44.8 percent of gross revenue in 2002 compared
percent over 2001 despite the Nanisivik mine closing in           with 46.8 percent in 2001. Treatment charges per tonne of
September 2002. Zinc in concentrate production at the             concentrate expressed as a cost per pound of payable zinc sold
Bouchard-Hebert and El Toqui mines increased by 24 percent and    were 11 percent lower at US$0.167 in 2002 from US$0.187 in
10 percent, respectively, more than offsetting the lower          2001.
production at the other mines.


                                                                 15                                              Annual Report 2002

                       "THE TOTAL CASH COST PER POUND OF PAYABLE ZINC, WHICH INCLUDES ALL MINESITE CASH COSTS,
                       TREATMENT CHARGES, OCEAN FREIGHT AND OTHER MARKETING COSTS, NET OF BY-PRODUCT CREDITS,
                           WAS US$0.32 PER POUND OF PAYABLE ZINC IN 2002 COMPARED WITH US$0.36 PER POUND
                                                      OF PAYABLE ZINC IN 2001".


OPERATING COSTS                                                   OTHER EXPENSES (INCOME) ($ millions)      2002      2001
                                                                  --------------------------------------------------------
     Direct operating costs of $147.6 million in 2002 were        General and administrative                 6.2       7.4
$284.59 per tonne of concentrate sold compared with $153.2        Interest expense and financing             5.1       8.0
million or $303.03 per tonne sold in 2001. Minesite operating     Investment income                         (0.9)     (9.2)
costs per tonne of ore milled decreased slightly to US$27.18      Foreign exchange                          (0.7)      4.7
in 2002 from US$27.26 in 2001. The total cash cost per pound      --------------------------------------------------------
of payable zinc, which includes all minesite cash costs,          Total Other Expenses net of other income   9.7      10.9
treatment charges, ocean freight and other marketing costs,       Non-producing property costs               0.8       3.2
net of by-product credits, was US$0.32 per pound of payable       Income and mining taxes                   (0.2)        -
zinc in 2002 compared with US$0.36 per pound of payable zinc      --------------------------------------------------------
in 2001.                                                          Total                                     10.3      14.1
                                                                  --------------------------------------------------------
     Inventory is carried at the lower of cost or market. For
the year 2001, costs in excess of market value, principally at    OTHER NON-PRODUCING PROPERTY COSTS
Nanisivik mine, were added to the direct operating costs.
During 2002, no such adjustment was necessary.                         The costs related to properties being held on care and
                                                                  maintenance decreased to $0.9 million in 2002 from $3.2
DIRECT OPERATING COSTS ($ millions) 2002         2001             million in 2001. These costs include the costs to maintain the
--------------------------------------------------------          Caribou and Langlois properties on care and maintenance,
Bouchard-Hebert                     36.9         35.4             exploration costs and $0.9 million of revenue received from
Nanisivik                           34.5         43.5             optioned properties in 2002.
Bougrine                            22.8         20.8
El Mochito                          34.2         33.5             OPERATING REVIEW - 2002 AND 2001
El Toqui                            19.2         20.0
--------------------------------------------------------          OPERATIONS
Total                              147.6        153.2
--------------------------------------------------------               For the year ended December 31, 2002 and 2001, zinc,
                                                                  copper and gold production are shown in the table below.
OTHER EXPENSES (INCOME)
                                                                  PRODUCTION STATISTICS
     Other expenses, net of miscellaneous income, were $9.7                                                Year ended
million in 2002 compared with $10.9 million in 2001. General                                              December 31,
and administrative expenses decreased by $1.2 million mostly                                        ----------------------
due to a reduction in staff and office costs. Interest and                                               2002         2001
financing expense decreased by $2.9 million. The foreign          --------------------------------------------------------
exchange adjustment resulting from credit facilities              Ore Milled (tonnes)               3,077,811    3,311,290
denominated in US dollars changed from a loss of $4.7 million       Zinc (%)                              7.8          7.2
in 2001 to a gain of $0.7 million in 2002, a favourable swing     Concentrate Production
of $5.4 million. The carrying value of the debt is measured at      Zinc (tonnes)                     403,661      394,982
the end of the year. In 2002, the Canadian dollar strengthened      Copper (tonnes)                    37,680       42,138
against the US dollar from 1.5926 at the end of 2001 to 1.5796      Lead (tonnes)                      18,747       19,799
at the end of 2002. Lower investment and other income, which        Gold (tonnes)                       5,424        3,389
decreased by $8.3 million, offset most of these improvements.     Metal in Concentrates
                                                                    Zinc (tonnes)                     216,663      211,544
                                                                    Copper (tonnes)                     6,055        6,932
                                                                    Lead (tonnes)                      12,693       13,174
                                                                    Silver (ounces)                 2,957,221    2,940,360
                                                                    Gold (ounces)                      24,804       38,500
                                                                  Minesite Operating Costs
                                                                    Per tonne milled (US$)              27.18        27.26
                                                                  Total Cash Costs
                                                                    Per pound payable zinc (US$)         0.32         0.36
                                                                  --------------------------------------------------------

BREAKWATER Resources Ltd.                                        16

     The following table summarizes key financial information for each of the Company's operating mines.

                                                                     CONTRIBUTION
                                                                       (LOSS)
                                                                     FROM MINING                NON-CASH                CAPITAL
                                            GROSS REVENUE            ACTIVITIES(1)               COSTS(2)            EXPENDITURES
                                       --------------------------------------------------------------------------------------------
($ millions)                              2002         2001       2002         2001         2002        2001       2002        2001
-----------------------------------------------------------------------------------------------------------------------------------
Bouchard-Hebert                           81.9         82.8        3.0          7.7          9.7         8.3        1.7         1.7
Nanisivik                                 69.0         54.5       (1.6)       (20.3)         3.2         4.3          -         3.9
Bougrine                                  40.9         49.7       (8.5)        (3.5)         8.1         9.5        2.0         3.0
El Mochito                                69.5         68.4       (2.9)        (6.6)         6.8         6.7        2.3         2.4
El Toqui                                  44.1         48.6        0.5         (0.7)         2.6         3.1        2.9         5.5
Langlois                                     -            -          -            -            -           -        0.9         4.1
-----------------------------------------------------------------------------------------------------------------------------------
Total                                    305.4        304.0       (9.5)       (23.4)        30.4        31.9        9.8        20.6
-----------------------------------------------------------------------------------------------------------------------------------
1) After non-cash costs.
2) Depreciation, depletion and reclamation costs.


BOUCHARD-HEBERT MINE                                              PRODUCTION STATISTICS                     Year ended
                                                                                                            December 31,
     Mining of the Bouchard-Hebert deposit in 2002 was in the                                     ------------------------
upper portions of the deposit, where the zinc grades are                                                2002          2001
higher than in the lower portion of the mine. The zinc grade      --------------------------------------------------------
was 24 percent greater in 2002, while the precious metals and     Ore Milled (tonnes)              1,050,009     1,045,435
copper grades were lower than 2001. As a result, production of      Zinc (%)                             5.6           4.5
zinc in concentrate was 51,197 tonnes in 2002 compared with         Copper (%)                           0.7           0.8
41,150 tonnes in 2001. It is expected that this grade will          Silver (grams/tonne)                  39            46
continue throughout the remaining life of the mine.                 Gold (grams/tonne)                   1.2           1.5
                                                                  Concentrate Production
     The mine had an operating profit of $3.0 million in 2002       Zinc (tonnes)                     94,914        75,741
compared with $7.7 million in 2001. Operating cash flow was           Recovery (%)                      87.6          86.7
$12.7 million on gross sales revenue of $81.9 million in 2002         Grade (%)                         53.9          54.3
compared with $16 million in 2001 on gross sales revenue of         Copper (tonnes)                   37,680        42,138
$82.8 million. Capital expenditures of $1.7 million in 2002           Recovery (%)                      85.2          84.4
were the same as in 2001. No capital expenditures are expected        Grade (%)                         16.1          16.5
over the balance of the mine life.                                Metal in Concentrates
                                                                    Zinc (tonnes)                     51,197        41,150
                                                                    Copper (tonnes)                    6,055         6,932
                                                                    Silver (ounces)                  446,755       562,093
                                                                    Gold (ounces)                     20,122        28,477
                                                                  Minesite Operating Costs
                                                                    Per tonne milled (Cdn$)            34.99         33.46
                                                                  Total Cash Costs
                                                                    Per pound payable zinc (US$)        0.28          0.29
                                                                  --------------------------------------------------------


                                                                 17                                              Annual Report 2002

                             "RECLAMATION ACTIVITIES AT NANISIVIK COMMENCED DURING 2002 AND ARE ONGOING,
                         WITH MANY TECHNICAL STUDIES AND REPORTS TO BE COMPLETED AND FILED THROUGHOUT 2003,
                      CULMINATING IN THE FINAL CLOSURE PLAN FOR NANISIVIK, WHICH IS DUE ON DECEMBER 15, 2003".


NANISIVIK MINE                                                    license. These amounts do not take into consideration the
                                                                  salvage value of the assets remaining at Nanisivik, all of
     The Nanisivik mine was permanently closed in September       which are being reviewed for possible sale. As well, these
2002. Zinc production was only 4 percent lower in 2002 than       amounts do not take into consideration the value of equipment
2001 despite only operating for nine months. The Dense Media      and supplies that were purchased and are currently located at
Separation plant, which commenced operating in July 2001          Nanisivik, earmarked for reclamation activities, and the
provided, on average, a 27 percent increase to the zinc head      considerable amount of reclamation work that was completed
grade resulting in a zinc grade to the mill of 10.0 percent       prior to and immediately following the closure of the mine. In
compared with 6.9 percent in 2001. Forty days prior to the        addition, discussions with the Government of Nunavut have been
closing of the mine, a failure of the ball mill discharge         ongoing for some time regarding the infrastructure at
trunion resulted in a production loss and property damage. The    Nanisivik, with the greatest level of interest currently being
event is covered by insurance and a financial settlement is       demonstrated for the fuel tank farm located near the deep sea
imminent. An amount of $1.0 million has been included in          port.
revenue in 2002.
                                                                       The mine had an operating loss of $1.6 million in 2002
     Reclamation activities at Nanisivik commenced during 2002    compared with $20.3 million in 2001. Operating cash flow was
and are ongoing, with many technical studies and reports to be    $1.6 million on gross sales revenue of $69.0 million in 2002
completed and filed throughout 2003, culminating in the final     compared with a cash outflow of $16.0 million in 2001 on gross
closure plan for Nanisivik, which is due on December 15, 2003.    sales revenue of $54.5 million. Capital expenditures in 2002
The Nunavut Water Board (NWB) issued a renewal water license      were nil compared with $3.9 million in 2001.
on October 10, 2002 to cover the period October 1, 2002 to May
1, 2008, during which period all reclamation work and
post-closure monitoring will be completed. Although the final     PRODUCTION STATISTICS                   Year ended
amount and form of the financial security are currently under                                             December 31,
discussion, the water license requires that CanZinco Ltd., a                                      ------------------------
wholly-owned subsidiary of Breakwater and owner of the                                                  2002          2001
Nanisivik mine, post total financial security in the amount of    --------------------------------------------------------
$17.6 million. The amount of financial security recommended by    Ore Milled (tonnes)                516,544       774,920
the NWB is a reflection of the submissions made to them by          Zinc (%)                            10.0           6.9
DIAND and others on this topic and is significantly at odds         Silver (grams/tonne)                  42            30
with the Company's estimate of closure costs which is             Concentrate Production
approximately $9.2 million.                                         Zinc (tonnes)                     87,644        90,979
                                                                      Recovery (%)                      96.0          95.7
     The Company continues to strongly defend its estimate of         Grade (%)                         56.5          56.6
closure costs as being more realistic and indicative of the       Metal in Concentrate
amount and nature of work to be completed. Of that amount,          Zinc (tonnes)                     49,514        51,512
$6.0 million has previously been posted pursuant to the             Silver (ounces)                  528,049       539,380
expired water                                                     Minesite Operating Costs
                                                                    Per tonne milled (Cdn$)            50.87         50.33
                                                                  Total Cash Costs
                                                                    Per pound payable zinc (US$)        0.34          0.42
                                                                  --------------------------------------------------------

BREAKWATER Resources Ltd.                                        18

BOUGRINE MINE                                                     EL MOCHITO MINE

     The Bougrine mine production of zinc in concentrate               El Mochito achieved a record mill throughput of 663,385
decreased in 2002 as a result of a significant decline in the     tonnes in 2002, up 2 percent from 2001. However, with the zinc
zinc grade due to limited mill feed from the higher-grade F-3     grade returning to the mineral reserve and resource levels of
zone. The F-3 zone was out of service from April to mid-July      7.5 percent, production of zinc was down 4 percent from 2001.
while a cemented fill placement program was underway. Zinc
grades returned to normal once the program was completed.              The record performance was achieved while the employees
                                                                  also set a new safety record of having worked 1,175,051 hours
     In an ongoing effort to increase the mineral reserves and    without experiencing a lost-time accident.
resources of the mine and extend mine life, the Company is
continuing its discussions with the Tunisian authorities to            The mine had an operating loss of $2.9 million in 2002
provide additional material from other known mineral deposits     compared with $6.6 million in 2001. Operating cash flow was
in the area.                                                      $3.9 million on gross sales revenue of $69.5 million in 2002 compared with operating cash flow of $0.1 million in 2001 on
     The mine had an operating loss of $8.5 million in 2002       gross sales revenue of $68.4 million. Capital expenditures in
compared with $3.5 million in 2001. Operating cash outflow was    2002 were $2.3 million compared with $2.4 million in 2001.
$0.4 million on gross sales revenue of $40.9 million in 2002
compared with operating cash flow of $6.0 million in 2001 on      PRODUCTION STATISTICS                  Year ended
gross sales revenue of $49.7 million. Capital expenditures in                                            December 31,
2002 were $2.0 million compared with $3.0 million in 2001.                                        ------------------------
                                                                                                        2002          2001
PRODUCTION STATISTICS                    Year ended               --------------------------------------------------------
                                        December 31,              Ore Milled (tonnes)                663,385       652,331
                                ------------------------            Zinc (%)                             7.5           8.0
                                      2002          2001            Lead (%)                             1.5           1.3
--------------------------------------------------------            Silver (grams/tonne)                  90            81
Ore Milled (tonnes)                423,414       411,052          Concentrate Production
  Zinc (%)                             9.7          11.5            Zinc (tonnes)                     88,697        93,133
  Lead (%)                             1.5           2.1              Recovery (%)                      93.0          92.8
Concentrate Production                                                Grade (%)                         52.2          52.1
  Zinc (tonnes)                     61,656        69,724            Lead (tonnes)                     11,888         9,930
    Recovery (%)                      81.8          80.2              Recovery (%)                      80.6          79.4
    Grade (%)                         54.7          54.3              Grade (%)                         68.4          68.0
  Lead (tonnes)                      6,859         9,869          Metal in Concentrates
    Recovery (%)                      75.1          76.3            Zinc (tonnes)                     46,339        48,485
    Grade (%)                         66.6          65.1            Lead (tonnes)                      8,128         6,750
Metal in Concentrates                                               Silver (ounces)                1,700,034     1,505,659
  Zinc (tonnes)                     33,706        37,832          Minesite Operating Costs
  Lead (tonnes)                      4,565         6,424            Per tonne milled (US$)             28.40         30.59
Minesite Operating Costs                                          Total Cash Costs
  Per tonne milled (US$)             32.19         28.82            Per pound payable zinc (US$)        0.32          0.37
Total Cash Costs                                                  --------------------------------------------------------
  Per pound payable zinc (US$)        0.36          0.33
--------------------------------------------------------


                                                                 19                                              Annual Report 2002

                          "...AT THE LANGLOIS MINE, DELINEATION DRILLING OF ZONE 97, AFTER THE ACQUISITION
                                    SIGNIFICANTLY INCREASED MINERAL RESERVES AND MINERAL GRADES
                                              FROM THE COMPANY'S PREVIOUS ESTIMATES".


EL TOQUI MINE                                                     LANGLOIS MINE

     The El Toqui mine produced 10 percent more zinc in                The Langlois mine was acquired effective May 1, 2000 as a
concentrate in 2002 than in 2001.                                 package including the Bouchard-Hebert mine. Operations were temporarily suspended in November 2000 due to low metal prices
     Metallurgical improvements resulted in record zinc           and problems with the ore pass system. Prior to the closure,
recoveries and concentrate grades. Recoveries reached 92.1        the mine was operating at a production level significantly
percent in 2002 from 89.9 percent in 2001, while the zinc         less than required to operate the mine economically.
concentrate grade reached 50.8 percent in 2002 from 49.8          Delineation drilling of Zone 97 after the acquisition
percent in 2001.                                                  significantly increased mineral reserves and mineral grades from the Company's previous estimates.
     The mine had an operating profit of $0.5 million in 2002
compared with an operating loss of $0.7 million in 2001.               A feasibility study to reopen the Langlois mine was
Operating cash flow was $3.1 million on gross sales revenue of    completed by SRK Consulting (SRK) in August 2001 indicating a
$44.1 million in 2002 compared with operating cash flow of        net pre-tax cash flow of $60.9 million based on a zinc price
$2.4 million in 2001 on gross sales revenue of $48.6 million.     of US$0.50/lb, a copper price of US$0.80/lb and a silver price
Capital expenditures in 2002 were $2.9 million compared with      of US$5.00/oz. The internal rate of return was 24.0 percent
$5.5 million in 2001.                                             and the NPV at 8.0 percent was $26.4 million. The capital and working capital requirements to bring the mine to production
PRODUCTION STATISTICS                   Year ended                total $25.7 million. An additional $7.5 million is required
                                        December 31,              during the first year of full production.
                                ------------------------
                                      2002          2001
--------------------------------------------------------               On February 12, 2003, the Company announced preliminary
Ore Milled (tonnes)                424,459       427,552          in-fill drilling results from the 7,935 metre diamond drill
  Zinc (%)                             9.2           8.5          program currently underway at the Langlois mine. The objective
  Gold (grams/tonne)                   0.7           1.4          of this drill program is to further delineate and upgrade
  Concentrate Production                                          resources to reserves in Zone 97, both above the 6 level and
  Zinc (tonnes)                     70,752        65,405          below the 13 level. Once the present drill program is
    Recovery (%)                      92.1          89.9          complete, SRK will update the feasibility study to include any
    Grade (%)                         50.8          49.8          new mineral reserves. Management expects the study will be
  Gold (tonnes)                      5,424         3,389          completed during the second quarter of 2003. It is expected
    Recovery (%)                      49.9          52.7          that the Langlois mine will replace production lost from the
    Grade (grams/tonne)               26.9          92.0          closing of the Bouchard-Hebert mine, which is expected to
Metal in Concentrates                                             occur in 2005 unless new mineral reserves are identified.
  Zinc (tonnes)                     35,907        32,565
  Gold (ounces)                      4,682        10,023          CARIBOU MINE
  Silver (ounces)                  282,383       333,228
Minesite Operating Costs                                               The Caribou mine remained on care and maintenance during
  Per tonne milled (US$)             26.04         25.08          2002. The non-cash charge to earnings in 2001 includes an
Total Cash Costs                                                  amount of $53.4 million to write down the carrying value of
  Per pound payable zinc (US$)        0.32          0.35          the Caribou mine, to $nil. In addition, costs of $1.7 million
--------------------------------------------------------          were incurred in 2002 for care and maintenance compared with
                                                                  $2.1 million during 2001. These costs are included as
                                                                  non-producing property costs.

BREAKWATER Resources Ltd.                                        20
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

LIQUIDITY AND FINANCIAL POSITION                                       In addition to the above Syndicated Credit Facility, the
REVIEW                                                            Company has miscellaneous unsecured debt totalling $7.5
                                                                  million at the end of 2002 compared with $10.3 million at the
LIQUIDITY                                                         end of 2001. Of this amount $3.2 million is in the form of a prepayment for zinc concentrates by a customer of the Company
     As at December 31, 2002, the Company's total borrowings      compared with $6.4 million in 2001. The payment of fees of
were $78.7 million, down from $80.4 million at the end of         $1.0 million associated with current and previous financing
2001. Of the total debt, the Syndicated Credit Facility           activities has been deferred by agreement to January 2, 2004.
included:                                                         This $1.0 million amount is due to Dundee Securities
                                                                  Corporation for past services not related to the above noted
     1.   US$22.6 million, the balance of the Term Credit         financing. Bank fees related to the refinancing in 2001 in the
          Facility;                                               amount of $0.9 million remain outstanding and are due in
     2.   US$6.5 million, the amount of the Supplemental Term     December 2003.
          Facility. In November 2001, the Company completed a
          refinancing agreement whereby the existing Term              As part of the refinancing in 2001, the Company agreed to
          Credit Facility was increased by US$6.5 million.        complete a rights offering to its shareholders in the amount
          Under the agreement, Dundee Bancorp Inc.,               of $15.0 million. The rights offering was completed in May,
          ("Dundee"), a significant shareholder of the Company    2002 and the Company issued 94,455,000 common shares at $0.20
          agreed to post a letter of credit to support the        per share for net proceeds of $17.6 million after costs of the
          Supplemental Term Facility; and                         issue. The successful rights offering allowed the Company to
     3.   US$16.0 million, drawn from the Revolver. The           meet its operating and capital requirements for the year 2002
          Revolver is repayable from the collection of            as metal prices failed to recover.
          accounts receivable and sale of concentrates
          inventory and can be redrawn as required based upon     LIQUIDITY RISK
          approximately 90 percent of the value of accounts
          receivable and 80 to 90 percent of concentrate               The price of zinc is currently at a 15-year low in
          inventory value at any time depending on the            absolute terms and in real terms at its lowest levels since
          inventory's location.                                   the 1930's, and has declined steadily to this level since the latter months of 2000. The Company is unable to withstand
     The Syndicated Credit Facility was due to expire on          continued low metal prices for an extended period without the
January 2, 2003. In December 2002, the Company announced that     ability to source cash required from sources other than
the due date of its Syndicated Credit Facility, which includes    operating cash flow. Recent debt financing combined with the
the Term Credit Facility, the Supplemental Term Facility and      rights offering have supported the operations during 2002.
the Revolver, was extended to January 2, 2004. As part of the     Going forward into 2003, a zinc price in excess of US$800 is
extension to January 2, 2004, the Revolver is capped at           required to support operations to the end of the year. In the
US$30.0 million from US$45.0 million under the previous           event that the price of zinc does not exceed this level, the
agreement. With the closure of the Nanisivik mine, this cap is    Company will be required to find an alternative source of
considered adequate to meet the Company's future requirements.    financing. There is no certainty that an alternative source of financing will be available to the Company.

                                                                 21                                              Annual Report 2002

                                 "THE PROFITABILITY OF ANY MINING OPERATION IN WHICH THE COMPANY HAS
                         AN INTEREST IS SIGNIFICANTLY AFFECTED BY THE MARKET PRICE OF ZINC. IT IS ESTIMATED
                                  THAT EACH US$0.01 PER POUND CHANGE IMPACTS EARNINGS AND CASH FLOW
                                             B APPROXIMATELY $4.2 MILLION DURING 2003".


     World events, including the threat of war and                CURRENT LIABILITIES
bankruptcies of several major companies, have put serious
stress on the ability of insurers to continue to provide               Current liabilities decreased to $64.8 million at the end
support as they have in the past. The surety market is            of 2002, from $90.9 million at the end of 2001. Of this
shrinking and, as a result, the availability of environmental     decrease, accounts payable are lower by $18.4 million largely
bonding is being threatened. It is not unlikely that some or      due to the Nanisivik closure. Accounts payable were unusually
all of the Company's environmental bonds, which amount to         high at the end of 2001 due to the Company's inability to
approximately $13.0 million, may be withdrawn or that the         generate sufficient cash flow to pay suppliers for supplies
Company may be required to provide security in the form of        delivered to the Nanisivik mine during the summer of 2001. All
cash or letters of credit which would use a significant           overdue amounts have now been paid and the accounts payable
portion of available credit lines. Provision for such an event    reflect normal terms. Provisional payments to December 2002
has not been included in the cash forecast for 2003. In the       for concentrate inventory shipped but not priced decreased by
event that the bonds are cancelled and the Company is unable      $3.0 million from December 2001. These provisional payments
to post adequate security, the Company could be in default        represent contractual payments for concentrates shipped to
under the Syndicated Credit Facility. The Lenders are secured     customers but not yet recognized as sales.
with all of the assets of the Company and, in the event of
default, could realize on their security. Management is           LONG-TERM LIABILITIES
pursuing alternative solutions to protect the assets in the
event that the bonds are cancelled. At this time there is no           Long-term debt at the end of 2002 was $48.4 million
assurance that such alternatives will be available.               compared with $46.4 million at the end of 2001. The increase includes $6.4 million drawn under the Supplemental Term
WORKING CAPITAL                                                   Facility, offset by a $3.2 million concentrate prepayment due in December 2003 and moved to current debt. In addition, $0.9
     Working capital at the end of 2002 was $22.3 million         million of bankfees, which were included in long-term debt,
compared with $5.0 million at the end of 2001. Cash and cash      are now due in 2003 and were reclassified to short-term debt.
equivalents were $6.4 million at the end of 2002 compared with    Reclamation and closure cost accruals decreased by $2.0
$3.3 million at the end of 2001. This amount represents the       million in 2002 reflecting an increase in the provision by
normal working cash balance, which is maintained by varying       $2.9 million offset by $2.2 million reclassified to current
the amount drawn under the Revolver. The improvement in           liabilities for expenditures expected to be incurred at the
working capital is directly related to the completion of the      Nanisivik mine.
rights offering mentioned earlier.
                                                                  USES OF CASH
CURRENT ASSETS
                                                                       Cash used for investing activities in 2002 was $11.1
     Current assets decreased to $87.1 million in 2002 from       million compared with $20.7 million in 2001. This $9.6 million
$96.0 million at the end of 2001. Accounts receivable for         decrease reflects lower capital expenditures at the mines.
concentrate sales increased by $13.1 million while the
concentrate and supplies inventories decreased by $16.5
million and $9.1 million, respectively. These lower
inventories are a direct result of having closed the Nanisivik mine in September 2002. Miscellaneous receivables for
activities unrelated to concentrate sales increased to $6.9
million in 2002, a $0.7 million increase from 2001. This
increase is partly due to an amount of $0.6 million receivable under an insurance claim for the ball mill failure at the
Nanisivik mine in 2002.

BREAKWATER Resources Ltd.                                        22


EQUITY                                                            ZINC PRICE RISK

     During 2002, the Company issued 1,375,000 common shares           The profitability of any mining operation in which the
under the employee share purchase plan for $264,000 compared      Company has an interest is significantly affected by the
with 809,000 common shares issued for $702,000 in 2001. In        market price of zinc. It is estimated that each US$0.01 per
2001, 1,000,000 common shares were issued under the Share         pound change impacts earnings and cash flow by approximately
Bonus Plan for $200,000. In May 2002, 94,455,000 common shares    $4.2 million during 2003. Tables earlier in this section show
were issued pursuant to a rights offering for net proceeds of     the approximate impact on the Company's earnings of variations
$17.6 million and 3,603,000 common shares were issued for         in metal prices, the US/Canadian dollar exchange rate and
$638,000 to repurchase certain assets sold in 2001. At the end    treatment charges, based on current plans for 2003 and
of 2002, the Company had issued and outstanding common shares     assuming the changes were to remain in effect for the full
of approximately 193.3 million compared with 93.8 million at      year.
the end of 2001.
                                                                       Fluctuations in the price of zinc are influenced by
     Shareholders' equity as at December 31, 2002 was $95.6       numerous factors beyond the control of the Company. Interest
million compared with $98.6 million as at December 31, 2001       rates, inflation, exchange rates, the world supply and demand
reflecting a loss of $19.9 million for 2002 offset by $19.2       for zinc and more recently the threat of war can all cause
million of common share issues during the year.                   significant fluctuations in zinc prices. Such external
                                                                  economic factors are in turn influenced by changes in
RISKS AND UNCERTAINTIES                                           international economic growth patterns and political
                                                                  developments.
     In addition to the liquidity risk discussed earlier, the
following is a discussion of some of the most significant         OPERATING, GEOLOGICAL AND ENVIRONMENTAL RISK
risks facing the Company.
                                                                       The Company maintains high operating standards at all of
     The most significant risk affecting the profitability and    its operations by adopting stringent social, safety and
viability of the Company is the fluctuation of metal prices,      operating practices. The Company focuses on environmental
particularly zinc, as the Company's earnings and cash flow are    protection, employee training and safety. A program of regular
highly sensitive to changes in the price of zinc. Low metal       reviews is structured to continually identify risks and
prices can impair the Company's liquidity and, if they persist    control loss at every level. Co-operation with the Company's
for an extended period, the Company is required to look to        insurers increases the effectiveness of the Company's loss
alternatives other than cash flow to maintain its liquidity       control programs. Changing environmental laws and regulations
until metal prices recover. This is the situation that the        can create uncertainty with regard to future reclamation
Company faces today as metal prices remain at historical lows.    costs. In addition, the review process can be lengthy and
Other risks facing the Company include fluctuations in            complex and delay both the commissioning and decommissioning
treatment charges, operating, geological and environmental        of projects. To minimize this risk, the Company monitors
risks associated with mining and, due to the varied geographic    environmental issues on an ongoing basis and believes
locations of the Company's operations, political risks.           reasonable provision for future environmental costs has been made and is reflected in the financial statements.


                                                                 23                                              Annual Report 2002
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

                             "IT IS MANAGEMENT'S INTENT, AS IN THE PAST, TO GROW THE COMPANY IN A MANNER
                             THAT IS ACCRETIVE TO ITS SHAREHOLDERS. THE COMPANY'S VISION IS TO GROW ITS
                        BUSINESS AND INCREASE ITS RANKING IN THE TOP 10 GLOBAL ZINC CONCENTRATE PRODUCERS".


OUTLOOK                                                                Looking ahead, the Company has several opportunities from
                                                                  projects currently owned. These include expansion of
     In the short-term, the prime determinant of the Company's    production at the El Toqui mine and the reopening of the
earnings and cash flow will be the price of zinc. The economic    Langlois mine to replace the declining production from the
slowdown and possible recession in the United States' economy     expected closure of the Bouchard-Hebert mine. Price
are having a negative impact on metal prices. Zinc prices are     permitting, the Caribou mine also represents an opportunity
likely to remain weak until there are reasonable signs of         for growth.
recovery in the economy and the automotive industry in
particular. The extended period of low metal prices has forced         It is management's intent, as in the past, to grow the
the closure of several of the world's mines including the         Company in a manner that is accretive to its shareholders. The
premature closing of the Company's Nanisivik mine. Recent         Company's vision is to grow its business and increase its
smelter closure announcements have been attributed to low         ranking in the top 10 global zinc concentrate producers.
metal prices combined with low treatment charges caused by a      Management believes that the future for zinc will improve over
current shortage of zinc concentrates. These combined closures    the next several years as mine and smelter closures continue.
should help, in the longer term, to reduce the supply of zinc,    With few new projects anticipated and consumption growth
which should result in an increase in the price.                  fueled by increasing demand in China, the supply/ demand
                                                                  balance is expected to improve dramatically. Vertical
     The Company's 2003 operating plan combined with a minimum    integration by acquiring interest in a smelter is not
zinc price of US$800 per tonne is adequate to support the         precluded, however, the Company believes its real strength
Company's liquidity needs until the end of 2003. Unless metal     lies in mining, and while increasing its position in zinc, is
prices recover, the Company will be required to find alternate    also open to diversification into mining of other metals.
sources of financing to meet its cash requirements beyond
2003.

     The last seven years have been a period of significant production growth for the Company through the acquisition of five mines. As well, operating improvements have been made at all of the Company's mines resulting in increased production and lower unit costs. Going forward, with improved prices, the Company expects the benefit of these acquisitions and improvements will be reflected in improved financial performance and shareholder value.

BREAKWATER Resources Ltd.                                        24
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

                                                         MANAGEMENT'S REPORT



     Management is responsible for the preparation of the accompanying consolidated financial statements of Breakwater Resources
Ltd. and all of the information contained in the Annual Report. The financial statements have been prepared in conformity with
Canadian generally accepted accounting principles and management believes that they present fairly the Company's consolidated financial position, results of operations and cash flows. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are protected and that events and transactions are properly recorded as they occur. This system of internal control includes organizational arrangement with clearly defined lines of responsibility. Deloitte & Touche LLP, the independent auditors appointed by the shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.
During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.

     The board of directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The board is assisted in exercising its responsibilities through the Audit Committee, which is composed of three unrelated directors.

     The Audit Committee meets periodically with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend approval of the consolidated financial statements to the board.

        /s/ Colin K. Benner            /s/ Rene R. Galipeau
        COLIN K. BENNER                RENE R. GALIPEAU
        PRESIDENT AND                  EXECUTIVE VICE PRESIDENT
        CHIEF FINANCIAL OFFICER        AND CHIEF EXECUTIVE OFFICER



                                                          AUDITORS' REPORT

     TO THE SHAREHOLDERS OF BREAKWATER RESOURCES LTD.

     We have audited the consolidated balance sheets of Breakwater Resources Ltd. as at December 31, 2002 and 2001 and the
consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December
31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the
Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


        /s/ Deloitte & Touche LLP
        CHARTERED ACCOUNTANTS

        Toronto, Ontario
        MARCH 17, 2003


                                                                 25                                              Annual Report 2002

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


                                                     CONSOLIDATED BALANCE SHEETS

                                                      BREAKWATER RESOURCES LTD.
                                                  AS AT DECEMBER 31, 2002 AND 2001
                                            (Expressed in thousands of Canadian dollars)

                                                                                                         2002                  2001
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                           $   6,435             $   3,305
Accounts receivable - concentrate                                                                      17,061                 3,957
Other receivables (note 3)                                                                              6,921                 6,267
Concentrate inventory                                                                                  25,340                41,853
Materials and supplies inventory                                                                       28,967                38,026
Prepaid expenses and other current assets                                                               2,387                 2,549

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       87,111                95,957
DEFERRED LOSSES ON FOREIGN EXCHANGE HEDGING CONTRACTS (note 10)                                           -                   2,003
RECLAMATION DEPOSITS (note 4)                                                                           1,387                 1,237
MINERAL PROPERTIES AND FIXED ASSETS (note 5)                                                          134,882               152,372
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $ 223,380             $ 251,569
                                                                                                    ===============================

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                            $  25,577             $  43,985
Provisional payments for concentrate inventory shipped and not priced                                   8,642                11,633
Short-term debt including current portion of long-term debt (note 6)                                   30,227                34,030
Income and mining taxes payable                                                                           381                 1,261
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       64,827                90,909
LONG-TERM DEBT (note 7)                                                                                48,438                46,376
RECLAMATION AND CLOSURE COST ACCRUALS (note 4)                                                         13,697                15,708
FUTURE TAX LIABILITIES (note 9)                                                                           822                     -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      127,784               152,993
-----------------------------------------------------------------------------------------------------------------------------------
CONTINGENCIES AND COMMITMENTS (notes 1 and 12)

SHAREHOLDERS' EQUITY
Capital stock (note 8)                                                                                257,759               239,214
Common shares to be issued (note 8(c))                                                                    618                     -
Contributed surplus (note 8(k))                                                                         1,582                 1,485
Deficit                                                                                              (178,855)             (158,968)
Cumulative translation adjustments                                                                     14,492                16,845
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       95,596                98,576
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $ 223,380             $ 251,569
                                                                                                    ===============================

THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

        APPROVED BY THE BOARD

        /s/ Garth A. C. MacRae         /s/ Colin K. Benner
        GARTH A. C. MACRAE             COLIN K. BENNER
        DIRECTOR                       DIRECTOR

BREAKWATER Resources Ltd.                                        26
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

                                 CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                             BREAKWATER RESOURCES LTD.
                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                  (Expressed in thousands of Canadian dollars except share and per share amounts)


                                                                        2002               2001               2000
------------------------------------------------------------------------------------------------------------------
Gross sales revenue                                            $     305,354      $     304,037      $     301,850
Treatment and marketing costs                                        136,738            142,236            135,262
------------------------------------------------------------------------------------------------------------------
Net revenue                                                          168,616            161,801            166,588
------------------------------------------------------------------------------------------------------------------

OPERATING COSTS
Direct operating costs                                               147,653            153,187            105,561
Depreciation and depletion                                            27,565             27,980             22,777
Reclamation and closure costs (note 4)                                 2,894              4,126              1,470
------------------------------------------------------------------------------------------------------------------
                                                                     178,112            185,293            129,808
------------------------------------------------------------------------------------------------------------------
(LOSS) CONTRIBUTION FROM MINING ACTIVITIES                            (9,496)           (23,492)            36,780
------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES (INCOME)
General and administrative (note 8(c))                                 6,198              7,481              7,322
Interest and financing (note 8(k))                                     5,122              7,946              8,192
Investment and other income (note 2(b))                                 (912)            (9,224)            (4,892)
Foreign exchange (gain) loss on US dollar denominated debt              (669)             4,720              1,399
------------------------------------------------------------------------------------------------------------------
                                                                       9,739             10,923             12,021
------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE THE FOLLOWING:                                (19,235)           (34,415)            24,759
------------------------------------------------------------------------------------------------------------------

Write-down of mineral properties and fixed assets (note 5)                 -             70,281             27,142
Other non-producing property costs                                       876              3,176              4,662
Foreign exchange hedging loss (note 10)                                    -              3,162                  -
Income and mining taxes (recovery) (note 9)                             (224)                24              1,704
------------------------------------------------------------------------------------------------------------------
                                                                         652             76,643             33,508
------------------------------------------------------------------------------------------------------------------
NET LOSS                                                             (19,887)          (111,058)            (8,749)
DEFICIT - BEGINNING OF YEAR                                         (158,968)           (47,910)           (39,161)
------------------------------------------------------------------------------------------------------------------

DEFICIT - END OF YEAR                                          $    (178,855)     $    (158,968)     $     (47,910)
                                                               ===================================================
BASIC LOSS PER SHARE (note 15)                                 $       (0.12)     $       (0.92)     $       (0.08)
                                                               ===================================================
DILUTED EARNINGS PER COMMON SHARE (note 15)                    $         N/A      $         N/A      $         N/A
                                                               ===================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING AFTER BONUS ELEMENT (note 15)                      169,074,000        120,166,000        109,033,000
                                                               ===================================================


THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                                                 27                                              Annual Report 2002

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


                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             BREAKWATER RESOURCES LTD.
                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                   (Expressed in thousands of Canadian dollars)


                                                                                  2002           2001           2000
--------------------------------------------------------------------------------------------------------------------
CASH (USED FOR) PROVIDED FROM
OPERATING ACTIVITIES
Net loss                                                                     $ (19,887)     $(111,058)     $  (8,749)
Non-cash items:
  Depreciation and depletion                                                    27,565         27,980         22,777
  Write-down of mineral properties and fixed assets (note 5)                         -         70,281         27,142
  Other non-cash items                                                           2,379          3,309         (4,749)
  Future income taxes (note 9)                                                     822              -              -
  Reclamation and closure cost accruals                                          2,894          4,126          1,470
--------------------------------------------------------------------------------------------------------------------
                                                                                13,773         (5,362)        37,891
Payment of reclamation and closure costs                                        (5,126)        (1,996)          (171)
Deferred losses on foreign exchange hedging contracts                                -         (2,003)             -
Changes in non-cash working capital items (note 14)                            (11,198)        42,460        (13,692)
--------------------------------------------------------------------------------------------------------------------
                                                                                (2,551)        33,099         24,028
--------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issue of common shares for cash (note 8)                                        17,907            902          1,616
Purchase of common shares for cancellation                                           -              -         (1,360)
(Decrease) increase in short-term debt                                          (3,495)       (27,962)        51,462
Increase in long-term debt                                                       2,390         13,266         20,937
--------------------------------------------------------------------------------------------------------------------
                                                                                16,802        (13,794)        72,655
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Reclamation deposits                                                              (150)           962           (781)
Mineral properties and fixed assets                                            (10,971)       (21,662)       (34,619)
Acquisition  of  Bouchard-Hebert and Langlois mines (note 2(a))                      -              -        (63,485)
Acquisition of Jascan Resources Inc. - net of cash acquired
  (note 2(b))                                                                        -              -          2,145
--------------------------------------------------------------------------------------------------------------------
                                                                               (11,121)       (20,700)       (96,740)
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                      3,130         (1,395)           (57)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                    3,305          4,700          4,757
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                      $   6,435      $   3,305      $   4,700
                                                                             =======================================

Supplemental Disclosure of Cash Flow Information Cash paid for:
  Interest                                                                   $   3,539      $   5,681      $   6,671
  Income and mining taxes                                                    $     588      $     699      $   1,735


THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

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BREAKWATER Resources Ltd.                                        28
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

                                           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                      BREAKWATER RESOURCES LTD.
                                        FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     These consolidated financial statements of Breakwater Resources Ltd. (the "Company") have been presented using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business.

     During the years ended December 31, 2002, 2001 and 2000, the Company incurred net losses of $19,887,000, $111,058,000 and
$8,749,000, respectively. The losses of the years ended December 31, 2001 and 2000 included non-cash write-downs of mineral properties and fixed assets of $70,281,000 and $27,142,000, respectively. As at December 31, 2002, the Company had working capital of $22,284,000 and a deficit of $178,855,000.

     During 2002, the price of zinc, the Company's principal product, was at a 15 year low in absolute terms and at its lowest level in real terms since the 1930's and has declined steadily to this level since the beginning of 2001. The Company is not able to withstand low metal prices for an extended period of time without the ability to obtain cash required to maintain liquidity from sources other than operating cash flow.

     Management of the Company has reviewed the Company's working capital requirements for the period ending December 31, 2003. The review was based on operating plans believed to be achievable assuming that there is a modest recovery in the price of zinc to
US$800 per tonne. Based upon these assumptions and the estimated operating cash flow, capital expenditures and debt servicing requirements of the Company, it is estimated that the Company will be able to meet its cash requirements until December 31, 2003.

     At the end of 2002, the Syndicated Credit Facility (see note 6) due for repayment on January 2, 2003 was restructured and the due date extended to January 2, 2004. The Company believes that it will not be able to repay its debt under the credit facilities on maturity on January 2, 2004, unless metal prices recover. Accordingly, the Company believes that it will be necessary for the
Company to negotiate the extension, restructuring or replacement of the Syndicated Credit Facility prior to maturity on January 2,
2004.

     These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, if the Company was unable to continue as a going concern.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Interests in joint ventures are consolidated on a proportionate basis. All inter-company accounts and transactions have been eliminated on consolidation.

REVENUE RECOGNITION AND RECEIVABLES

     Revenue is recognized following the transfer of title of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. Generally, the final settlement price is computed with reference to the average quoted metal prices for a specified period of time, normally one to three months subsequent to shipment to the customer.
Concentrate sales and receivables are subject to adjustment on final settlement to reflect changes in weights and assays.
Provisional payments made by customers upon receipt of shipments of metal concentrate are classified as current liabilities captioned as "Provisional payments for concentrate inventory shipped and not priced".

     Substantially all of the Company's sales are made under long-term contracts.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. The
Company invests cash in term deposits maintained in high credit quality institutions.


                                                                 29                                              Annual Report 2002
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

CONCENTRATE INVENTORY

     Concentrate inventory is valued at the lower of cost and net realizable value. Cost represents the average cost, and includes direct labour and material costs, mine site overhead and depreciation and amortization.

MATERIALS AND SUPPLIES INVENTORY

     Materials and supplies inventory is valued at the lower of average cost and replacement cost.

SHORT-TERM INVESTMENTS

     Short-term investments are carried at the lower of cost and quoted market value.

MINERAL PROPERTIES AND FIXED ASSETS

     The Company records its interest in mineral properties at cost and defers exploration and development expenditures. When the properties are brought into commercial production, the deferred costs are amortized on a unit-of-production basis using proven and probable reserves. Costs associated with exploration properties are deferred, on a project basis, until the economic viability of the project is determined.

     If the properties are abandoned or sold, the cost of the mineral property and any related deferred expenditures are expensed as a write-down of mineral properties and fixed assets at that time. Administrative costs are expensed as incurred.

     The carrying values of producing mineral properties including properties placed on a care and maintenance basis (see notes 5(e)
and 5(f)) and related deferred expenditures are reviewed regularly and, where necessary, are written down to the estimated net recoverable amounts. Estimated future net cash flows, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves (on the basis of current proven and probable reserves); estimated future zinc price realization (considering historical and current prices, price trends and related factors); and operating, capital and other cash flows. Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties.

     The carrying values of non-producing mineral properties and related deferred expenditures represent unamortized net costs incurred to date and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, upon the Company's ability to obtain the necessary financing to complete development and upon future profitable production.

     Fixed assets are stated at cost. Depreciation is provided to reduce the original cost of fixed assets to estimated residual values over their useful lives. In calculating depreciation, the Company employs the straight-line method and the unit-of-production method. Principally, the rates of depreciation being applied using the straight-line method are intended to fully depreciate the related fixed assets over periods from 2 to 12 years.

RECLAMATION AND SITE RESTORATION COSTS

     The Company provides for estimated reclamation and site restoration costs, where reasonably determinable, net of salvage value, on a unit-of-production basis over the estimated economic life of the related mine. Costs are based on engineering estimates of the anticipated method and extent of site restoration. Collateral on deposit with third parties to fund reclamation costs is shown separately on the balance sheet as Reclamation Deposits. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred, all of which are subject to possible changes thereby impacting current determinations.

TRANSLATION OF FOREIGN CURRENCIES

DOMESTIC AND FOREIGN OPERATIONS

     The Company reports its financial statements in Canadian dollars, while the currency of measurement for the Company's operations varies depending upon location.

     The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar, while the currency of measurement for the Company's foreign operations is the US dollar, since all the Company's revenue, and a substantial portion of its expenses relating to the foreign operations, are in US dollars. US dollar amounts for the Company's foreign operations are translated to Canadian dollars for reporting purposes using the current rate method. Under the current rate method assets and liabilities are translated at the exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year, and the resulting gains and losses are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments.

     As indicated above, the currency of measurement for the Company's foreign operations, including those in Honduras, Chile and
Tunisia, is the US dollar. In each of these operations, the temporal method is used to translate local currency amounts into US dollars. Under the temporal method, all non-monetary items and the related depreciation are translated at the historical rates.
Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses other than depreciation and depletion of capital assets are translated at the average rate of exchange for the year, and gains and losses on translation are reflected in income of the year.

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BREAKWATER Resources Ltd.                                        30
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

     Monetary assets and liabilities of the Company's domestic operations in Canada, denominated in US dollars, are translated at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates.
Revenues and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income for the year.

USE OF ESTIMATES

     The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Management's estimates are made in accordance with mining industry practice. Actual results could differ significantly from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include accounts receivable, concentrate inventory, mineral properties and fixed assets, and reclamation and closure cost accruals.

FINANCIAL INSTRUMENTS

     The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The
Company uses forward contracts to hedge exposure to commodity price risk for metals production, and foreign exchange forward contracts to hedge exposure to fluctuations in foreign currencies, relating primarily to the US dollar. The Company has written call options to minimize exposure to commodity price risk. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are and continue to be effective. Realized and unrealized gains or losses on derivative contracts which qualify for hedge accounting are deferred and recorded in income when the underlying hedge transaction is completed. The premiums received at the inception of written call options are recorded as a liability until maturity. Changes in the fair value of the liability are recognized currently in income.
Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that is no longer expected to occur are recorded in income.

SHARE INCENTIVE PLAN

     The Company has a share incentive plan (the "Plan"), which consists of a share purchase plan, a share option plan and a share bonus plan which is administered by the directors of the Company. The Plan provides that eligible persons thereunder include any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof. The Plan is described in note 8. No compensation expense is recognized for the Plan when shares or share options are issued to employees. Shares issued under the Plan are recorded at the issue price. An optionee may elect under the Plan to terminate an option, in which case the optionee may receive consideration either in cash or shares of the Company, at the discretion of the Company, equal to the difference between the fair market value of the shares, as defined, and the exercise price. The consideration paid to the optionee in the event of such an election is charged to deficit.

INCOME AND MINING TAXES

     The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Company recognizes the future income tax assets and liabilities for the tax effects of such differences.

     Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

NEW PRONOUNCEMENTS

     The Canadian Institute of Chartered Accountants ("CICA") issued amendments to Handbook Section 1650, "Foreign Currency
Translation". Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments are to be applied retroactively with restatement of prior periods. The
Company early adopted this amendment to the standard in the third quarter of 2001, and retroactively restated prior periods.

                                                                 31                                              Annual Report 2002
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

     Effective January 1, 2002, the Company adopted the new CICA standard for stock-based compensation and other stock-based payments. This standard establishes criteria for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The Company's share option plan is disclosed in note 8(e). The Company has elected not to use the fair value method of accounting and does not recognize compensation expense for its stock-based compensation plan for employees.

2000 AND 2001 FIGURES

     Certain of the 2001 and 2000 figures have been reclassified to conform to the 2002 presentation.


2.   ACQUISITIONS

     2000

     A)   ACQUISITION OF BOUCHARD-HEBERT AND LANGLOIS MINES

     On May 19, 2000, the Company purchased the fixed assets and working capital of the Bouchard-Hebert Mine and the Langlois Mine, which are zinc, copper, gold and silver mines for cash of $63,485,000, including out-of-pocket costs of $3,229,000. Both mines are located in Quebec, Canada. The acquisitions have been accounted for using the purchase method and the results of the operations of the acquired mines are included in income from May 1, 2000.

     The Company's interest in the net assets acquired was allocated as follows:

     ($000'S)
     ---------------------------------------------------
     Current assets                                9,474
     Mineral properties and fixed assets          63,152
     Reclamation deposits                            371
     Current liabilities                          (6,450)
     Hedge contract liabilities                   (1,885)
     Long-term debt                               (1,177)
     ---------------------------------------------------
     Total Cash Consideration                     63,485

     B)   ACQUISITION OF JASCAN RESOURCES INC.

     On November 9, 2000, the Company purchased the entire outstanding common shares of Jascan Resources Inc. ("Jascan"), a natural resource investment company, by way of a court-approved plan of arrangement. On the same date Jascan was amalgamated with a wholly-owned subsidiary of the Company to form Watercan Inc. The purchase price comprised of:

     i)   Cash of $14,187,000 including out-of-pocket expenses of $497,000; and
     ii)  9,491,162 common shares of the Company at an ascribed value of $1.75 per share.

     The acquisition has been accounted for using the purchase method of accounting and the results of the operations have been consolidated from November 9, 2000. The Company's interest in the net assets acquired was allocated as follows:


($000'S)
-----------------------------------------------------------
Cash                                                 16,332
Short-term investments including commercial paper    11,114
Other current assets 3,499 Current liabilities         (148)
-----------------------------------------------------------
Total                                                30,797
-----------------------------------------------------------
Total Consideration Comprised of:
  Cash                                               14,187
  Common shares of the Company                       16,610
-----------------------------------------------------------
                                                     30,797

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BREAKWATER Resources Ltd.                                        32
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


     The fair value of the identifiable assets acquired exceeded the aggregate value of the consideration by $11,694,000. This amount has been allocated to short-term investments to eliminate this excess.

     Realized gains of $278,000 (2001 - $8,599,000, 2000 - $1,095,000) from the sale of short-term investments acquired in the
Jascan acquisition, are included in investment and other income. During 2002, the Company sold $17,000 (2001 - $5,519,000) of short-term investments.


3.   OTHER RECEIVABLES

($000'S)                                     2002                     2001
--------------------------------------------------------------------------
Income and other taxes receivable            2,584                   3,281
Insurance claims receivable                    611                       -
Sundry                                       3,726                   2,986
--------------------------------------------------------------------------
                                             6,921                   6,267

     Insurance claims receivable at December 31, 2002 consist primarily of recoveries under business interruptions insurance relating to lost production at the Nanisivik Mine caused by a ball mill failure. These recoveries were included in revenue.


4.   RECLAMATION DEPOSITS AND RECLAMATION AND CLOSURE COST ACCRUALS

     Collateral on deposit at December 31, 2002 of $1,387,000 (2001 - $1,237,000) with third parties to fund reclamation costs is shown separately on the balance sheet as Reclamation Deposits. The Reclamation Deposits at December 31, 2002 and 2001 are for
funding of reclamation costs at the Caribou Mine. In addition, at December 31, 2002, the Company has posted reclamation security bonds totalling $13,000,000 (2001 - $13,100,000).

     Reclamation and closure costs accruals by mine are as follows:

($000'S)                                           2002               2001
--------------------------------------------------------------------------
Nanisivik Mine                                     7,224            11,405
Bouchard-Hebert Mine                               3,076             2,514
Bougrine Mine                                      2,339             1,302
El Mochito Mine                                    1,794             1,561
Caribou Mine                                       1,000             1,000
El Toqui Mine                                        425               325
--------------------------------------------------------------------------
Total                                             15,858            18,107
Less current portion included in accounts
  payable and accrued liabilities                  2,161             2,399
--------------------------------------------------------------------------
                                                  13,697            15,708

     The Nanisivik Mine was closed in September 2002, and in connection therewith, is expected to incur mine closure costs in 2003 of approximately $2,161,000.


5.   MINERAL PROPERTIES AND FIXED ASSETS

                                                   2002                                       2001
-------------------------------------------------------------------------------------------------------------
                                            ACCUMULATED                                ACCUMULATED
                                           DEPRECIATION      NET                      DEPRECIATION        NET
                                                    AND     BOOK                               AND       BOOK
($000'S)                             COST     DEPLETION    VALUE           COST          DEPLETION      VALUE
-------------------------------------------------------------------------------------------------------------
Equipment                         158,305     (108,237)   50,068        157,576           (92,923)     64,653
Mineral properties, Buildings
  and improvements                104,736      (63,089)   41,647        102,330           (59,724)     42,606
Development (i)                    60,489      (34,795)   25,694         77,405           (46,335)     31,070
Exploration (i)                    17,475           (2)   17,473         41,245           (27,202)     14,043
-------------------------------------------------------------------------------------------------------------
                                  341,005     (206,123)  134,882        378,556          (226,184)    152,372

(i)  The cost and accumulated depletion for development and exploration costs as at December 31, 2002 exclude amounts related to the
     Nanisivik Mine as such costs were fully amortized in 2002.

                                                                 33                                              Annual Report 2002
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

     A summary of the write-downs of mineral properties and fixed assets is as follows:



($000'S)                            2002                    2001            2000
--------------------------------------------------------------------------------
Caribou Mine                           -                  53,450          26,448
Nanisivik Mine                         -                  11,252               -
El Mochito Mine                        -                   2,505               -
Other Properties                       -                   3,074             694
--------------------------------------------------------------------------------
                                       -                  70,281          27,142

Mineral properties and fixed assets of the Company comprises of the following:

A)   El Mochito Mine $19,447,000 (2001 - $23,376,000) The El Mochito Mine is a zinc, lead and silver mine located in the Republic of
     Honduras. Deferred exploration costs were written down in 2002 by $Nil (2001 - $2,505,000 and 2000 - $Nil).

B)   Nanisivik Mine $2,899,000 (2001 - $5,857,000)

     The Nanisivik Mine is a zinc and silver mine located on Strathcona Sound, Baffin Island, Nunavut, Canada. The fixed assets of
$2,899,000 as at December 31, 2002, represents the net book value of plant and equipment located at the Nanisivik Mine which management believes will be realized on the ultimate disposition of mine equipment and property as part of the mine closure and site restoration activities. In 2001, as a result of depressed metal prices, the Company reassessed the carrying value of its properties on the basis set out in note 1, resulting in a write-down of this property of $11,252,000. The Nanisivik mine ceased operations on
September 30, 2002.

C)   El Toqui Mine $23,596,000 (2001 - $23,576,000) The El Toqui Mine is a zinc and gold mine located 1,350 kilometres south of
     Santiago, Chile.

D)   Bouchard-Hebert Mine $18,452,000 (2001 - $25,901,000) The Bouchard-Hebert Mine is a zinc, copper, gold and silver mine located
     30 kilometres northeast of Rouyn-Noranda, Quebec, Canada.

E)   Langlois Mine $37,166,000 (2001 - $36,297,000)

     The Langlois Mine is a zinc, copper, gold and silver mine located 213 kilometres north of Val d'Or, Quebec, Canada. Mining activities at the Langlois Mine were suspended in November 2000, pending the completion of a feasibility study, which was completed in August 2001. Costs totalling $1,575,000 in 2002, ($2,196,000 in 2001), incurred primarily to upgrade resources to reserves and to maintain the assets in anticipation of reopening have been capitalized.

F)   Caribou Mine $Nil (2001 - $Nil)

     The Caribou Mine, a zinc, lead and silver mine, is located in the Province of New Brunswick, Canada.

     The Caribou Mine was placed on care and maintenance in 1998. In 2000, the Company assessed the carrying value of the Caribou
Mine and the property was written down by $26,448,000 to $53,994,000. The revised carrying value was determined on the basis set out in note 1.

     In 2001, as a result of depressed metal prices, the Company reassessed the carrying value of its properties and the property was further written down by $53,450,000 to $Nil.

G)   Bougrine Mine $24,458,000 (2001 - $29,843,000)

     The Bougrine Mine is a zinc and lead mine located 160 kilometres west of Tunis, Tunisia.

H)   Other Properties $8,864,000 (2001 - $7,522,000)

     Other Properties are comprised of exploration properties held directly or through joint ventures. Management reviews the carrying values of these properties annually and in 2002 recorded a write-down of $Nil (2001 - $3,074,000, 2000 -$694,000).

BREAKWATER Resources Ltd.                                        34

6.   SHORT-TERM DEBT

     ($000'S)                                               2002             2001
     ----------------------------------------------------------------------------
     Syndicated Credit Facility
        - Revolver                                        25,195           30,259
     Customer prepayments for zinc concentrates (note 7)   3,159            3,185
     Other                                                 1,873              586
     ----------------------------------------------------------------------------
                                                          30,227           34,030


     On May 18, 2001, the Company completed a restructuring of its syndicated credit facility (the "Syndicated Credit Facility"), which included:

     i)   Renewal of its revolving one-year US$45,000,000 credit facility (the "Revolver") with advances subject to an inventory and receivable borrowing base calculation and bearing interest at LIBOR plus 2.25%, and

     ii)  Deferral of three quarterly payments due July 1, 2001, October 1, 2001 and January 1, 2002 on its four-year US$31,500,000 term credit facility (the "Term Credit Facility") bearing interest at LIBOR plus 2.375%.

     The final payment of a one-year US$15,000,000 bridge credit facility was made on May 17, 2001. During August 2001, the
Syndicated Credit Facility was further amended to require that the Company enter into additional financing arrangements totalling
$16,000,000 by September 30, 2001, which date was subsequently extended to October 31, 2001.

     On November 15, 2001, the Company completed a refinancing agreement whereby the balance of the Term Credit Facility of
US$22,631,000 was increased by US$6,500,000 (the "Supplemental Term Facility"). Dundee Bancorp Inc. ("Dundee"), a significant shareholder of the Company, guaranteed the Supplemental Term Facility. Under the agreement, the Revolver was extended to January 2,
2003. In addition, compliance with the existing financial covenants was waived until January 2, 2003.

     The Syndicated Credit Facility is secured by a pledge of the shares in the Company's operating subsidiaries, through guarantees by such subsidiaries, and through first charges on the Company's concentrate inventory and receivables and on the majority of the
Company's mining assets.

     In December 2002, the Syndicated Credit Facility that was due on January 2, 2003 was extended to January 2, 2004 and the interest rate on theTerm Credit Facility was increased to LIBOR plus 2.75%. The amount of the Revolver was reduced from a cap of
US$45,000,000 to US$30,000,000. In return for amending the Syndicated Credit Facility, the banking syndicate was granted share purchase warrants to purchase 2,000,000 common shares of the Company, at a price to be determined based on the price per share during the five trading days following the closing of the proposed amendment to the Syndicated Credit Facility. These warrants are exercisable until three years following the closing date. In addition, in consideration for extending its support of the Supplement
Term Facility, Dundee was granted warrants to purchase 1,000,000 common shares of the Company on the same basis as the banking syndicate (see note 8(k)).

     Interest expense on short-term debt during 2002 amounted to $1,979,000 (2001 - $3,018,000, 2000 - $5,018,000).


7.   LONG-TERM DEBT

     ($000'S)                                           2002                 2001
     ----------------------------------------------------------------------------
     Term Credit Facility (note 6)                    35,748               36,042
     Supplemental Term Facility (note 6)              10,267                3,822
     Reimbursable government assistance,
       discounted at rate of 8%.                       1,390                1,338
     Customer prepayments for zinc concentrates        3,159                6,370
     Other                                             1,033                1,989
     ----------------------------------------------------------------------------
     Total                                            51,597               49,561
     Less current portion                              3,159                3,185
     ----------------------------------------------------------------------------
                                                      48,438               46,376


     The Term Credit Facility and the Supplemental Term Facility (see note 6) are repayable on January 2, 2004. The Term Credit
Facility bears interest at LIBOR plus 2.75% and the Supplemental Term Facility bears interest at LIBOR plus 2.375%.

     The current portion of long-term debt at December 31, 2002 and 2001 represents customer prepayments applicable to zinc concentrate shipments in 2003 and 2002. Other long-term debt at December 31, 2002 and 2001 includes fees of $1,033,000 payable to
Dundee Securities Corporation ("DSC"), a subsidiary of Dundee with respect to acquisitions in prior years (see note 11), payment of which has been deferred to January 2, 2004.

     The fair value of the Company's long-term debt approximates its carrying value at December 31, 2002 and 2001. Interest expense on long-term debt during 2002 amounted to $1,913,000 (2001 - $2,506,000, 2000 - $1,817,000).


                                                                 35                                              Annual Report 2002

8.   CAPITAL STOCK

     Authorized - Unlimited Common Shares
     200,000,000 preferred shares

     Issued:
                                                 NUMBER
(000'S)                                         OF SHARES                AMOUNT
-------------------------------------------------------------------------------
As at December 31, 2000                            92,039         $     238,312
Employee share purchase plan (D)                      809                   702
Employee share bonus plan (F)                       1,000                   200
-------------------------------------------------------------------------------
As at December 31, 2001                            93,848               239,214
Rights offering, net of expenses (A)               94,455                17,643
Shares issued on reacquisition of assets (B)        3,603                   638
Employee share purchase plan (D)                    1,375                   264
-------------------------------------------------------------------------------
As at December 31, 2002                           193,281         $     257,759

A) On May 1, 2002, the Company completed a rights offering resulting in the issuance of 94,454,795 common shares of the Company
("Common Shares") at a price of $0.20 per share resulting in proceeds of $17,600,000, which are net of costs of issue of approximately $1,200,000.

B) Under an agreement dated June 7, 2001, relating to the sale of certain assets acquired through the acquisition of Jascan in
November 2000, the Company granted to the purchaser who acquired such assets, the right under certain circumstances to cause the
Company to reacquire such assets in consideration for the issuance of Common Shares. In 2002, the purchaser exercised its rights and the Company issued 3,603,000 shares to reacquire certain assets. The number of Common Shares issued was determined based upon the ten-day weighted average trading price of the Common Shares immediately preceding the third party's notice of intent to acquire such
Common Shares, less a ten per cent discount. A director of the Company has a significant ownership interest in the purchaser that acquired the shares.

C) Under an agreement dated November 30, 2001, relating to the resignation of an executive, the Company agreed to pay the executive a supplementary amount of up to $700,000 either in cash or Common Shares. The amount to be paid is based on a formula using the weighted average trading price for the Common Shares for the month of January 2003. As at December 31, 2002, an amount of $618,000 representing 2,564,887 Common Shares was recorded based on the number of shares to be issued pursuant to the formula and is shown in the financial statements as "Common shares to be issued" in shareholders' equity. The supplementary amount paid in the form of
Common Shares is included in general and administrative expenses.

D) The share purchase plan entitles certain employees of the Company to contribute up to 5% or up to 10% of their annual basic salary, to purchase Common Shares. The Company matches each participant's contribution. The purchase price per Common Share is the weighted average of the trading prices of the Common Shares on The Toronto Stock Exchange (the "TSX") for the calendar quarter in respect of which the Common Shares are issued. Common Shares acquired with the Company's contribution are held in safekeeping and delivered to employees 12 months following their date of issue. The Company issued 1,375,000 Common Shares pursuant to the Share
Purchase Plan during 2002 (2001 - 809,000).

E) Pursuant to the share option plan, the directors have the authority to grant options and to establish the exercise price of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of such option.

     Options must be exercised no later than ten years after the date of the grant and are subject to vesting provisions unless the directors of the Company determine otherwise. One third of the options granted become exercisable from the date of granting such options, and on a cumulative basis, one third at any time after the first anniversary date and the balance at any time after the second anniversary date.

     Optionees may elect to terminate options and receive the difference between the fair value of a Common Share and the exercise price of the option so terminated multiplied by the number of options being terminated in Common Shares or, with the consent of the
Company, cash. The consideration paid upon such terminations is charged to deficit. There was no termination of options by optionees in 2002 or 2001.

     As at December 31, 2002, the outstanding share options of 8,796,000 expire at various dates between May 22, 2006 and June 9,
2012 and are exercisable at prices ranging from $0.18 to $8.20 per Common Share.

BREAKWATER Resources Ltd.                                        36

F) On June 19, 2001, the Plan was amended to add a share bonus plan (the "Share Bonus Plan") to the Plan. The Share Bonus Plan
permits Common Shares to be issued as a discretionary bonus to any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof who is designated under the Share Bonus Plan from time to time. As at December
31, 2002 and 2001, the Company has issued 1,000,000 Common Shares under the Share Bonus Plan.

G) Options transactions were as follows:

                                                     OPTIONS       WEIGHTED AVERAGE
                                                     (000'S)         EXERCISE PRICE
-----------------------------------------------------------------------------------
As at December 31, 2000                                4,232                   2.85
Granted                                                1,390                   0.40
Cancelled                                               (363)                  2.61
-----------------------------------------------------------------------------------
As at December 31, 2001                                5,259                   2.21
Granted                                                3,895                   0.19
Cancelled                                               (358)                  2.39
-----------------------------------------------------------------------------------
As at December 31, 2002                                8,796                  $1.31

     The following table summarizes information about the share options outstanding at December 31, 2002.


                                       OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------
                                     NUMBER           WEIGHTED                          NUMBER
                                OUTSTANDING            AVERAGE      WEIGHTED       EXERCISABLE      WEIGHTED
                                      AS AT          REMAINING       AVERAGE             AS AT       AVERAGE
RANGE OF                      DEC. 31, 2002        CONTRACTUAL      EXERCISE     DEC. 31, 2002     EXERCVISE
EXERCISE PRICES                      (000'S)              LIFE         PRICE            (000'S)        PRICE
------------------------------------------------------------------------------------------------------------
$ 0.18 - $0.19                        3,685   9 years 161 days        $ 0.19             1,228        $ 0.19
$ 0.20 - $ 2.00                       2,613   4 years 179 days        $ 0.81             2,383        $ 0.83
$ 2.05 - $ 3.35                       1,561   4 years 142 days        $ 2.92             1,561        $ 2.92
$ 3.75 - $ 8.20                         937   6 years 164 days        $ 4.45               937        $ 4.45


H) The Company's share option plan is disclosed in note 8(e). The Company has elected not to use the fair value method of accounting and does not recognize compensation expense for its stock-based compensation plan for employees. Had compensation expense for the stock-based compensation plan for employees been determined based upon the fair value of awards granted on or after January 1, 2002, the Company's net loss for the year ended December 31, 2002 would have increased by $183,000. However the loss per share for the year ended December 31, 2002 would have been unchanged.

     The fair value of each option grant is estimated on the balance sheet date using Black-Scholes option-pricing model with the following weighted-average assumptions:

Exercise price per Common Share                          $0.19
Quoted market price per Common Share at date of grant    $0.19
Expected life (years)                                   1 - 10
Risk free interest rate                                  5.21%
Expected volatility                                        62%
Dividend yield                                              0%

I) In consideration for restructuring the Syndicated Credit Facility (see note 6) in May 2001, the Company granted to the members of the syndicate ("the Lenders") warrants to purchase 300,000 Common Shares at $1.57 per share. The warrants were exercisable until
November 29, 2002 (see note 8(j)). No value was ascribed to these warrants on the date of issue.

J) In consideration for restructuring the Term Credit Facility on November 15, 2001 (see note 6), in March 2002 and May 2002, the
Company granted to the Lenders warrants to purchase an aggregate of 1,000,000 Common Shares at $0.21 per share. The warrants are exercisable until May 8, 2005. No value was ascribed to these warrants on the date of issue. Dundee also received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per share. One-half of the warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007; no value was ascribed to these warrants on the date of issue. As at December
31, 2002, none of these warrants have been exercised.

     In addition, as part of the restructuring of the Syndicated Credit Facility in 2001, the Company agreed to amend the terms of the outstanding warrants issued to the Lenders to purchase an aggregate of 300,000 Common Shares at a price of $1.57 per share until
November 29, 2002, to change the exercise price of such warrants to $0.21 per share and the expiry date of the warrants to the earlier of May 8, 2005 and thirty days following the date the ten-day weighted average trading price of the Common Shares on the TSX exceeds $0.28 per share. The exercise price is based on the five-day weighted average trading price of the Common Shares on the TSX following the completion of the Rights Offering.

                                                                 37                                              Annual Report 2002

K) Under an agreement reached on December 23, 2002 with the Lenders and Dundee (see note 6), the Company, in consideration for restructuring its existing credit facilities granted to the Lenders and Dundee the right to purchase 2,000,000 and 1,000,000 Common
Shares respectively, at an exercise price based on the weighted average trading price on the TSX of the Common Shares during the five trading days following the closing of the proposed amendment to the Syndicated Credit Facility. This closing occurred in March
2003. The value ascribed to the warrants to be issued of $97,000 is included in the financial statements at December 31, 2002 as contributed surplus and interest and financing expense, respectively.

     The fair value of each of the above option grants, has been estimated on the balance sheet date using Black-Scholes option-pricing model with the following weighted-average assumptions:

Estimated exercise price per Common Share                     $0.25
Quoted market price per Common Share at date of grant         $0.16
Expected life (years)                                             3
Risk free interest rate                                       3.23%
Expected volatility                                             46%
Dividend yield                                                   0%

     The quoted market value of the Company's Common Shares as at December 31, 2002 was $0.14.

L) In 2001, the Company negotiated the deferral of payments of treatment charges with several of its customers. As consideration for the deferral of payments, the Company issued warrants to purchase 90,893 Common Shares at $0.50 per share. The warrants are exercisable until June 30, 2003. No value was ascribed to these warrants on the date of issue. As at December 31, 2002, no warrants have been exercised.

9.   INCOME AND MINING TAXES

     Income and mining taxes differ from the amount computed by applying the statutory federal income tax rate for the year ended
December 31, 2002 of 39% (2001 - 39%; 2000 - 44%) to the net loss (earnings), excluding income and mining taxes. The differences are summarized as follows:

($000'S)                                           2002                 2001             2000
---------------------------------------------------------------------------------------------
Tax recovery at statutory rate                   (7,762)             (43,303)          (3,100)
Federal resource allowance                         (289)                 470           (1,266)
Unrecognized tax benefit relating to losses       5,781               42,312           10,595
Different effective tax rates on earnings
  (losses) in foreign subsidiaries                2,725                  712           (4,888)
Benefit of previously unrecognized losses
  available for carry forward                     (246)                    -                -
Other                                              (88)                  483             (865)
Mining taxes (recovery)                           (345)                 (650)           1,228
---------------------------------------------------------------------------------------------
                                                  (224)                   24            1,704

     As at December 31, 2002, the significant components of the Company's future income tax assets (liabilities) were as follows:

($000'S)
-------------------------------------------------------------
Loss carry forwards                                    30,562
Mineral properties and fixed assets                    63,887
Reclamation and closure cost accruals                   5,005
-------------------------------------------------------------
Future income tax assets before valuation allowance    99,454
Valuation allowance                                   100,276
-------------------------------------------------------------
Future income tax liabilities (D)                        (822)

A) At December 31, 2002, the Company has net operating loss carry forwards in Canada of approximately $50,700,000, which expire at various dates through 2009. In addition, the Company has approximately $47,300,000 of resource expenditures that are limited in their deduction to income from specific properties.

B) At December 31, 2002, the Company has net operating loss carry forwards in Chile of approximately $42,900,000, which do not expire.

C) At December 31, 2002, the Company has net operating loss carry forwards in Honduras of approximately $16,500,000, which will expire four years after the Company in Honduras generates its first taxable profit.

D) The future tax liabilities arise from temporary differences between the net book value of the Company's mineral properties and fixed assets for financial reporting purposes and their basis for purposes of computing Quebec mining taxes.

BREAKWATER Resources Ltd.                                        38

10.  FINANCIAL INSTRUMENTS

     The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial contracts in accordance with the formal risk management policy approved by the Company's Board of
Directors and managed by the Company's Hedge Committee. The Company does not hold or issue derivative contracts for speculation or trading purposes.

     The Company's short-term financial instruments, made up of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and short-term debt are carried at cost which, due to their short-term nature, approximates their fair value. The fair value of the long-term debt is disclosed in note 7.

     Such fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value.

CREDIT RISK

     The Company is subject to credit risk through trade receivables. The Company manages this risk through evaluation and monitoring processes. Although the Company has a number of significant customers, they are all established and creditworthy customers. Credit risk is further mitigated through the use of provisional payment arrangements, the use of letters of credit and credit insurance where appropriate. Credit risk also relates to derivative contracts arising from the possibility that a counterparty to an instrument in which the Company has an unrealized gain fails to perform. The Company transacts only with highly-rated counterparties. The Company does not consider the credit risk associated with these financial instruments to be significant.

FOREIGN EXCHANGE HEDGING

     In 2001, the Company announced its intention to close the Nanisivik Mine in September 2002 (see note 5(b)). Accordingly, foreign exchange contracts totalling US$25,000,000 originally designated as hedges of anticipated 2003 operating costs at the
Nanisivik Mine were no longer considered as effective hedges. Consequently these contracts are being marked to market, resulting in a gain of $608,000 being recorded in the year ended December 31, 2002 (2001 - a loss of $3,162,000).

     Foreign exchange hedges totalling US$26,000,000 designated as hedges of 2002 operating costs at the Nanisivik Mine, matured in
2001 realizing losses of $2,003,000 which amounts were deferred until the related costs were recognized in 2002. The balances remaining as at December 31, 2002 of $nil and as at December 31, 2001 of $2,003,000 are shown on the balance sheet as "Deferred losses on foreign exchange hedging contracts".

FOREIGN EXCHANGE RISK

     The Company operates using principally the Canadian dollar and the US dollar, and as such may be negatively affected by fluctuations in foreign exchange rates. The Company manages this risk by minimizing the number of transactions that result in the settlement currency differing from the currency of the initial transaction. In addition, the Company's sales are denominated primarily in US dollars, while a significant percentage of its expenses are denominated in non-US dollars. This exposes the Company to increased volatility in earnings due to fluctuations in foreign exchange rates. The Company periodically uses forward foreign exchange contracts to hedge the exchange rates on identifiable foreign currency exposures. Gains and losses on these contracts are reported as a component of the related transactions.

     The Company had the following foreign exchange contracts outstanding at December 31, 2002 and 2001:

2002                                             US ($000'S)        EXCHANGE RATE                   MATURITY
------------------------------------------------------------------------------------------------------------
US dollar forward sales against Canadian dollar       5,000            Cdn$1.5540                       2003

2001
------------------------------------------------------------------------------------------------------------
US dollar forward sales against Canadian dollar      30,000            Cdn$1.4802                  2002-2003
Euro forward purchases against US dollar              1,500             US$0.8899    January 2002 - May 2002


COMMODITY PRICE RISK

     The profitability of the Company is directly related to the market price of metals produced. The Company reduces price risk by hedging against the price of metals for a proportion of its production.

     The main tools available to protect against price risk are forward contracts and options. Various strategies are available using these tools including spot deferred and synthetic puts.

     The Company periodically enters into forward sales to effectively provide a minimum price for a portion of inventories and future production. Gains and losses are recognized on these contracts when revenue from the related product is recognized. The
Company also periodically enters into written call options. No call options have been entered into in either the year 2001 or 2002 other than those described below.

                                                                 39                                              Annual Report 2002

     A substantial commodity hedge position was assumed as of May 1, 2000, in connection with the acquisition of the Bouchard-Hebert and Langlois Mines (see note 2(a)). The fair value of the hedge derivatives at the date of acquisition was a liability of
$5,700,000. This liability forms part of the net assets acquired and liabilities assumed on the acquisition and is being brought into income when the underlying hedged contract is completed.

     The carrying value of the hedge position liability as at December 31, 2002 was $nil, as all hedged transactions were recognized prior to that date, ($1,434,000 at December 31, 2001 which exceeded the fair value by $1,431,000).

     The Company had no contracts outstanding as at December 31, 2002. The following contracts were outstanding as at December 31,
2001:

                                                                    AVERAGE
DECEMBER 31, 2001                        QUANTITY              PRICE/LB (US)                      MATURITY
----------------------------------------------------------------------------------------------------------
Zinc call options                   23,867 tonnes                    $1,253        January - December 2002
Copper call options                  2,275 tonnes                    $1,625            January - July 2002
Silver call options                630,000 ounces                     $4.44            January - July 2002
Gold call options                   10,500 ounces                   $275.83            January - July 2002


     In June 2001, the Company sold a series of copper, gold and silver calls for the period August 2001 to July 2002 at average prices of US$1,825/tonne, US$275.83/oz and US$4.44/oz respectively, for premiums totalling US$760,000.

     INTEREST RATE RISK

     The Company currently has various operating lines of credit and long-term debt that tie interest payments to the bank prime or
LIBOR lending rates. The Company is, therefore, exposed to interest rate risk through fluctuations in these interest rates.


11.  RELATED PARTY TRANSACTIONS

     All related party transactions are disclosed elsewhere in these consolidated financial statements (see notes 6, 7 and 8) except for the following:

A) The Company and DSC, entered into an agreement in late 1998, for DSC to act as the exclusive financial advisor to the Company.
The agreement was for an initial term of one year and thereafter year to year until cancelled, and provided the Company with the right to cancel the agreement. The Company was obligated to pay to DSC a monthly work fee of $25,000 up to a maximum of $250,000 per annum and an advisory fee of up to one per cent of the value of any transaction (the amount being dependent on the type of transaction) completed by the Company and 0.5 per cent of any equity or debt financing. Pursuant to the terms of the agreement, the
Company is obligated to pay DSC a fee of $543,000 in connection with the acquisition of the Bouchard-Hebert Mine and the Langlois
Mine by the Company in May 2000, a fee of $715,000 in connection with the refinancing of the Company in April 2000 resulting in the
Syndicated Credit Facility, a fee of $101,500 in connection with a public offering of Common Shares completed by the Company in May
1999 and a fee of $75,000 in connection with a restructuring of the credit arrangements of the Company completed in March 1999. The agreement was terminated by the Company effective December 31, 2000. The unpaid balance of $1,000,000 for the above fees has been deferred to January 2, 2004 and is included in long-term debt as at December 31, 2002 and 2001 (see note 7).

B) The Company and Black Hawk Mining Inc. ("BHK"), a company under common significant influence by Dundee, entered into an agreement on April 1, 2002, for the Company to manage BHK's mining operation for a fee of US$100,000 (approximately Cdn$157,000) per annum plus a bonus to be calculated based on a formula. The Company also provides logistic and procurement services to BHK which enables both companies to reduce costs and negotiate favourable terms for the purchase of materials and supplies. The companies share office space and the Company charges BHK for certain administrative services.

Transactions for the year 2002 for sale of supplies and charges for rent and administrative services totalled $1,827,000 (2001 - $
913,000, 2000 - $376,000). These transactions have been reflected in the statements of operations as cost recoveries and accordingly, as reductions in either direct operating costs or general and administrative expenses. In addition, the Company sold surplus equipment to BHK in 2002 for proceeds of $146,000.

     Other accounts receivable at December 31, includes the following amounts due from BHK:

($000'S)                              2002                  2001              2000
----------------------------------------------------------------------------------
For:
  Supplies                             773                   211               111
  Services                             341                    61                13
----------------------------------------------------------------------------------
                                     1,114                   272               124

     Interest will be charged on overdue amounts receivable from BHK at commercial rates.

BREAKWATER Resources Ltd.                                        40

12. CONTINGENCIES AND COMMITMENTS

CONTINGENCIES

A) The Company and TOTC, a former subsidiary of the Company, are defendants in an action commenced in the Ontario Court (General
Division) on June 18, 1996 by John W. Sheiles, formerly president of TOTC, claiming arrears of base salary, salary in lieu of vacation pay, expenses and commissions aggregating approximately US$185,000 and damages of US$500,000 for wrongful termination of his employment contract. The Company has filed a statement of defense and is of the opinion that the claim is without merit.

B) On October 10, 2002, the Nunavut Water Board ("NWB") issued to CanZinco Ltd. (a wholly-owned subsidiary of the Company) a renewal of its water license, for a period of 5.5 years commencing on October 1, 2002. One of the conditions contained in the renewal license was a requirement that the Company guarantee the financial security required by the license. NWB has established that the amount of security required by the license is $17,600,000. Of that amount, $5,000,000 was previously posted in the form of indemnity bonds pursuant to the expired water license. The issue of the outstanding balance of $12,600,000 was to have been addressed by the
Company within 30 days of the issuance of the water license.

     By way of letter dated November 8, 2002, the Company committed to the Department of Indian Affairs and Northern Development
("DIAND"), the federal government agency that deals with the form of financial security pursuant to a water license issued by NWB, that it would provide to DIAND a guarantee in the form of an unsecured promissory note in the amount of $11,600,000, later changed to $12,600,000. On February 20, 2003, CanZinco delivered a promissory note in the amount of $1,000,000, with the balance of
$11,600,000 under discussion as to amount and form.

     As at December 31, 2002, the balance of the accrual for current and long-term reclamation, site restoration and closure costs with respect to the Nanisivik Mine is $7,224,000. This accrual includes all obligations that the Company estimates will arise from the requirements of the water license. Any excess in the amount of the unsecured promissory note provided to DIAND over actual reclamation and closure costs accrued will not result in reporting a liability in addition to the amount accrued since any such excess would give rise to a financial asset in the form of a receivable from DIAND which would offset the excess and would be reported net on the balance sheet.

C) In accordance with the standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future, or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

D) The Company is also involved in legal proceedings and claims, which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of the management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

E) The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

LEASE COMMITMENTS

     The Company is committed to operating leases for business premises as follows:

($000'S)
-----------------------
2003                307
2004                 34
2005                 26


                                                                 41                                              Annual Report 2002

13. SEGMENT INFORMATION

     The Company operates primarily in the mining industry. Operations in the Americas and Tunisia include the production and sale of zinc, lead and copper concentrates which also contain silver and gold.

     The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting
Policies (see note 1).

     As the products and services in each of the reportable segments, except for corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where internal financial statements are available.

SEGMENT INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2002
($000'S)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             CORPORATE
                                                                                                                AND      CONSO-
GEOGRAPHIC LOCATION                   LATIN AMERICA                 CANADA                           TUNISIA   OTHER    LIDATED
-------------------------------------------------------------------------------------------------------------------------------
                                  EL      EL                               BOUCHARD    LAN-
                             MOCHITO   TOQUI           NANISIVIK  CARIBOU   -HEBERT   GLOIS         BOUGRINE
OPERATING SEGMENT               MINE    MINE    TOTAL       MINE     MINE      MINE    MINE   TOTAL     MINE
-------------------------------------------------------------------------------------------------------------------------------
Net revenue                   38,143  22,309   60,452     36,021       -     49,702       -   85,723   22,441       -   168,616
Depreciation and depletion    (6,030) (2,395)  (8,425)    (2,873)      -     (9,125)      -  (11,998)  (7,077)    (65)  (27,565)
Reclamation and closure costs   (813)   (135)    (948)      (319)      -       (562)      -     (881)  (1,065)      -    (2,894)
(Loss) contribution from
  mining activities           (2,905)( 2,594)  (2,311)    (1,647)      -      3,075       -    1,428   (8,548)    (65)   (9,496)
General and administrative         -       -        -          -       -          -       -        -        -  (6,198)   (6,198)
Interest and financing             -       -        -          -       -          -       -        -        -  (5,122)   (5,122)
Investment and other income        -       -        -          -       -          -       -        -        -     912       912
Foreign exchange gain              -       -        -          -       -          -       -        -        -     669       669
Other non-producing property
  costs                            -       -        -          -  (1,678)         -    (107)  (1,785)       -     909      (876)
Income and mining tax            (95)      -      (95)       602       -        (99)      6      509     (165)    (25)      224
recoveries
Net (loss) earnings           (3,594) (2,406)  (1,045)    (1,045) (1,678)     2,976    (101)     152   (8,713) (8,920)  (19,887)

Capital expenditures           2,347   2,859    5,206         17       -      1,676     867    2,560    1,966   1,239    10,971
Identifiable assets           47,901  33,667   81,568    1 7,141   3,587     28,586  38,786   88,100   36,716  16,996   223,380


INFORMATION ABOUT MAJOR CUSTOMERS

     Of the Company's total consolidated net revenue in 2002, revenue from one customer of $35,331,000 consisted of $33,686,000 from the Bouchard- Hebert Mine, and $1,645,0000 from the El Mochito Mine.


FOR THE YEAR ENDED DECEMBER 31, 2001
($000'S)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                             CORPORATE
                                                                                                                AND      CONSO-
GEOGRAPHIC LOCATION                   LATIN AMERICA                 CANADA                           TUNISIA   OTHER    LIDATED
--------------------------------------------------------------------------------------------------------------------------------
                                  EL      EL                               BOUCHARD    LAN-
                             MOCHITO   TOQUI           NANISIVIK  CARIBOU   -HEBERT   GLOIS         BOUGRINE
OPERATING SEGMENT               MINE    MINE    TOTAL       MINE     MINE      MINE    MINE   TOTAL     MINE
--------------------------------------------------------------------------------------------------------------------------------
Net revenue                   33,643  22,400   56,043     27,519        -    51,360       -   78,879   26,879        -   161,801
Depreciation and depletion    (5,902) (3,053)  (8,955)    (4,075)       -    (6,326)      -  (10,401)  (8,529)     (95)  (27,980)
Reclamation and closure costs  (818)     (65)    (883)      (255)     (81)   (1,924)      -   (2,260)    (983)       -    (4,126)
(Loss) contribution from
  mining activities           (6,564)   (733)  (7,297)   (20,276)     (81)    7,737       -  (12,620)  (3,480)     (95)  (23,492)
General and administrative         -       -        -          -        -         -       -        -        -   (7,481)   (7,481)
Interest and financing             -       -        -          -        -         -       -        -        -   (7,946)   (7,946)
Investment and other income        -       -        -          -        -         -       -        -        -    9,224     9,224
Foreign exchange loss              -       -        -          -        -         -       -        -        -   (4,720)   (4,720)
Write-down of mineral
properties
  and fixed assets            (2,505)      -   (2,505)   (11,252) (53,450)        -       -  (64,702)       -   (3,074)  (70,281)
Other non-producing property
  costs                         (115)      -     (115)         -   (2,147)        -    (462)  (2,609)       -     (452)   (3,176)
Foreign exchange hedging loss      -       -        -     (3,162)       -         -       -   (3,162)       -        -    (3,162)
Income and mining taxes          (27)      -      (27)       155        -       467      28      650        2     (649)      (24)
Net (loss) earnings           (9,211)   (733)  (9,944)   (34,535) (55,678)    8,204    (434) (82,443)  (3,478) (15,193) (111,058)

Capital expenditures           2,442  45,471    7,913      3,932     (544)    1,701   4,141    9,230    3,015    1,504    21,662
Identifiable assets           48,698  34,161   82,859     35,645    3,826    33,242  39,632  112,345   43,569   12,796   251,569

INFORMATION ABOUT MAJOR CUSTOMERS

     Of the Company's total consolidated net revenue in 2001, revenue from one customer of $29,090,000 consisted of $23,745,000 from the Bouchard-Hebert Mine, $2,842,0000 from the El Mochito Mine and $2,503,000 from the El Toqui Mine, and revenue from another customer of $16,401,000 consisted of $5,719,000 from the El Mochito Mine, $2,807,000 from the Bougrine Mine, $4,074, 000 from the
Bouchard-Hebert Mine and $3,801,000 from the Nanisivik Mine.

BREAKWATER Resources Ltd.                                        42

FOR THE YEAR ENDED DECEMBER 31, 2000
($000'S)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             CORPORATE
                                                                                                                AND      CONSO-
GEOGRAPHIC LOCATION                   LATIN AMERICA                 CANADA                           TUNISIA   OTHER    LIDATED
-------------------------------------------------------------------------------------------------------------------------------
                                  EL      EL                               BOUCHARD    LAN-
                             MOCHITO   TOQUI           NANISIVIK  CARIBOU   -HEBERT   GLOIS         BOUGRINE
OPERATING SEGMENT               MINE    MINE    TOTAL       MINE     MINE      MINE    MINE   TOTAL     MINE
-------------------------------------------------------------------------------------------------------------------------------
Net revenue                   32,992  23,670   56,662     47,073       -     21,688   8,092   76,853   33,073       -   166,588
Depreciation and depletion    (4,580) (3,415)  (7,995)    (3,865)      -     (2,850)   (632)  (7,347)  (7,340)    (95)  (22,777)
Reclamation and closure costs   (249)    (62)    (311)      (297)      -       (590)      0     (887)    (272)      -    (1,470)
Contribution (loss) from
  mining activities            2,771   1,446    4,217     15,720       -      7,979     (41)  23,658    9,000     (95)   36,780
General and administrative         -       -        -          -       -          -       -        -        -  (7,322)   (7,322)
Interest and financing expenses    -       -        -          -       -          -       -        -        -  (8,192)   (8,192)
Investment and other income        -       -        -          -       -          -       -        -        -   4,892     4,892
Foreign exchange loss              -       -        -          -       -          -       -        -        -  (1,399)   (1,399)
Write-down of mineral
properties and fixed assets        -       -        -          - (26,448)         -       -  (26,448)       -    (694)  (27,142)
Other non-producing property
  costs                            -       -        -          -  (2,301)         -    (961)  (3,262)       -  (1,400)   (4,662)
Income and mining taxes           (2)      -       (2)      (643)      -       (675)     90   (1,228)     (36)   (438)   (1,704)
Net (loss) earnings            2,769   1,446    4,215     15,077 (28,749)     7,304    (912)  (7,280)   8,964 (14,648)   (8,749)

Capital expenditures           6,145  10,108   16,253      8,235     750      1,992   1,018   11,995    6,365       6    34,619
Identifiable assets           59,921  33,856   93,777     48,758  57,916     44,825  38,618  190,117   53,290  23,269   360,453

INFORMATION ABOUT MAJOR CUSTOMERS

     Of the Company's total consolidated net revenue in 2000, revenue from one customer was $31,153,000 consisted of $18,708,000 from the Bouchard-Hebert Mine, $8,805,000 from the Langlois Mine, $2,279,000 from the El Mochito Mine and $1,361,000 from the El
Toqui Mine and revenue from another customer of $21,814,000 consisted of $15,099,000 from the Nanisivik Mine, $4,867,000 from the El
Toqui Mine and $1,848,000 from the Bougrine Mine.

14.  ANALYSIS OF CHANGES IN NON-CASH WORKING CAPITAL ITEMS

     ($000'S)                                             2002        2001             2000
     --------------------------------------------------------------------------------------
     Accounts receivable - concentrate                 (13,976)      8,496              211
     Other receivables                                    (654)      8,631           (7,867)
     Concentrate and supplies inventory                 25,200      17,390          (22,148)
     Short-term investments                                  -       4,158            7,291
     Prepaid expenses and other current assets             183       1,058              213
     Provisional payments for concentrate
       inventory shipped and not priced                (18,108)     (7,519)          (1,717)
     Accounts payable and accrued liabilities           (2,963)     10,772           10,358
     Income and mining taxes payable                      (880)       (526)             (33)
     --------------------------------------------------------------------------------------
                                                       (11,198)     42,460          (13,692)


                                                                 43                                              Annual Report 2002

15.  LOSS PER SHARE

     Basic Loss per Share ("EPS") has been calculated using the weighted average number of shares outstanding during the year. The diluted EPS gives effect to the exercise of all outstanding options and warrants. Diluted earnings per common share data is not presented in 2002, 2001 and 2000, as the exercise of options would not have been dilutive in those years.

     The calculation of diluted earnings per share has been computed using the treasury stock method which assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the Common Shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average quoted market price of the Common Shares during 2002 was $0.20 (2001 - $0.86; 2000 - $2.65).

     On May 1, 2002, the Company completed a rights issue with an exercise price of $0.20 per share. The market value of the Common
Shares on April 2, 2002, the day prior to trading ex-rights was $0.37 per share. As a result of the bonus element in the rights issue, the basic loss per share and the weighted average number of Common Shares outstanding have been adjusted retroactively as follows:

($000'S)                                              2002           2001            2000
-----------------------------------------------------------------------------------------
Loss per share - before bonus element                $0.12          $1.20           $0.10
Loss per share - after bonus element                 $0.12          $0.92           $0.08
Diluted earnings per share - before bonus element      N/A            N/A             N/A
Diluted earnings per share - after bonus element       N/A            N/A             N/A

Weighted average number of shares outstanding      159,684         92,560          83,985
Additional shares due to bonus element               9,390         27,606          25,048
-----------------------------------------------------------------------------------------
Weighted average number of shares outstanding
  after bonus element                              169,074        120,166         109,033

BREAKWATER Resources Ltd.                                        44

                                                MANAGEMENT AND CORPORATE INFORMATION

   DIRECTORS                           OFFICERS                          TRANSFER AGENT            CORPORATE AND
                                                                         AND REGISTRAR             REGISTERED OFFICE
   Colin K. Benner+                    Garth A. C. MacRae                                          95 Wellington Street West
                                       CHAIRMAN                          Computershare Trust       Suite 2000
   Gordon F. Bub                                                           Company of Canada       Toronto, Ontario
                                       Colin K. Benner                   100 University Ave.       M5J 2N7
   Donald K. Charter o                 PRESIDENT AND                     9th Floor
                                       CHIEF EXECUTIVE OFFICER           Toronto, Ontario          Tel: (416) 363-4798
   Jonathan C. Goodman*                                                  M5H 2Y1                   Fax: (416) 363-1315
                                       Rene R. Galipeau+
   Garth A. C. MacRae+                 EXECUTIVE VICE PRESIDENT AND      Tel: (514) 982-7270       E-MAIL
                                       CHIEF FINANCIAL OFFICER                (800) 564-6253       investorinfo@breakwater.ca
   Allen J. Palmiere* o                                                  Fax: (416) 981-9800
                                       John D. Bracale                        (888) 453-0330       WEBSITE
   A. Murray Sinclair, Jr.* o          VICE PRESIDENT,                   E-Mail:                   www.breakwater.ca
                                       LATIN AMERICA AND CORPORATE       caregistryinfo@computer
*  Member of Audit Committee           LOGISTICS                           share.com               SHARES TRADED
                                                                                                   The Toronto Stock
o  Member of Compensation Committee    J. Steven Hayes                   CO-TRANSFER AGENTS          Exchange
                                       VICE PRESIDENT, MARKETING         Computershare Trust       Symbol - BWR
+  Member of Hedging Committee                                             Company of Canada
                                       William M. Heath                  510 Burrard Street        AUDITORS
                                       VICE PRESIDENT, ADMINISTRATION    2nd Floor                 Deloitte & Touche LLP
                                                                         Vancouver,                BCE Place, Suite 1400
                                       Norman L. Calder                  British Columbia          181 Bay Street
                                       TREASURER                         V6C 3B9                   Toronto, Ontario
                                                                                                   M5J 2V1
                                       Leroy A. Fong                     Computershare Trust
                                       CONTROLLER                          Company Inc.            Tel: (416) 601-6150
                                                                         350 Indiana Street
                                       E. Ann Wilkinson                  Suite 800
                                       CORPORATE SECRETARY               Golden, Colorado
                                                                         U.S.A. 80401

                                                                         Tel: (303) 262-0600
                                                                         Fax: (303) 262-0603

------------------------------------------------------------------------------------------------------------------------------------
CONVERSION TABLE
tonne (t)                 =  1.102 tons                       =  2204.6 pounds                                Printed in Canada
gram (g)                  =  0.0322 troy ounces                                                         on recycled paper using
grams per tonne (g/t)     =  0.0292 troy ounces per ton                                                   vegetable based inks.
kilometre (km)            =  0.621 miles
hectare (ha)              =  2.47 acres                                                                              PRODUCTION
Ag                        =  silver                                                                 Walter J. Mishko & Co. Inc.
Au                        =  gold
Pb                        =  lead                                                                                        DESIGN
Zn                        =  zinc                                                                                Goodhoofd Inc.


                                                                                                             Annual Report 2002

BREAKWATER
RESOURCES LTD.

95 WELLINGTON STREET WEST
SUITE 2000
TORONTO, ONTARIO
M5J 2N7


TEL: (416) 363-4798
FAX: (416) 363-1315

WWW.BREAKWATER.CA







[LOGO]
        b
BREAKWATER RESOURCES LTD.

                            BREAKWATER RESOURCES LTD.
                      Suite 2000, 95 Wellington Street West
                                Toronto, Ontario
                                    M5J 2N7

           NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     TAKE NOTICE that the annual and special meeting (the "Meeting") of the shareholders of BREAKWATER RESOURCES LTD. (the "Corporation") will be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Monday, June 16, 2003 at 4:00 p.m. (Toronto time) for the following purposes:

1) receiving the financial statements of the Corporation for the financial year ended December 31, 2002 together with the auditors' report thereon;

2)   electing directors of the Corporation;

3) appointing the auditor of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the remuneration of such auditor;

4) authorizing the directors of the Corporation to enter into one or more private placements in the period ending on the day of the next annual meeting of shareholders, pursuant to which the Corporation could issue up to 100 percent of the shares outstanding as at May 6, 2003;

5) considering and, if thought fit, confirming amendments to the by-laws of the Corporation; and

6) transacting such further and other business as may properly be brought before the Meeting or any adjournment thereof.

     Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return to Computershare Trust Company of Canada, the Corporation's transfer agent and registrar, the enclosed form of proxy.

     The directors of the Corporation have fixed the close of business on May 5, 2003 as the record date for the determination of shareholders of the Corporation entitled to receive notice of the Meeting.

     DATED at Toronto, Ontario this 7th day of May, 2003.

                                               BY ORDER OF THE BOARD

                                      (signed) Garth A.C. MacRae
                                               Chairman

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m., Toronto time, on the second last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

                                        BREAKWATER RESOURCES LTD.
                                        95 WELLINGTON STREET WEST, SUITE 2000
[LOGO] b                                TORONTO, ONT., M5J 2N7
-------------------------------------------------------------------------------

                            Management Proxy Circular

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

To ensure representation of your shares at the annual and special meeting of shareholders of Breakwater Resources Ltd. ("Breakwater" or the "Corporation") to be held in Toronto, Ontario, Monday, June 16, 2003 at 4:00 pm (the "Meeting") at the TSX Conference Centre located at The Exchange Tower, 130 King Street West, please complete, sign and return your proxy form or, if you are not a registered shareholder, the request for voting instructions form, as the case may be, that was sent to you, as soon as possible. It is important that your shares be represented at the Meeting and that your wishes be made known to the directors. This will be assured, whether or not you attend the Meeting, if you complete and sign the proxy form or request for voting instructions, as the case may be, that was sent to you and return it as soon as possible. The following questions and answers provide guidance on how to vote your shares. If you are not a registered shareholder, please refer to Q&A No. 17 below for a description of the procedure to be followed to vote your shares.

1. Q. WHO IS SOLICITING MY PROXY?

A. This management proxy circular (the "Circular") is provided in connection with the solicitation of proxies by the management and directors of Breakwater for use at the Meeting and at all adjournments thereof. It is anticipated that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally, by telephone or by facsimile by officers, directors or regular employees of the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation. Breakwater may pay brokers or other persons holding common shares of the Corporation ("Common Shares") in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Circular to beneficial owners of Common Shares and obtaining proxies therefrom. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY AND ON BEHALF OF THE MANAGEMENT AND DIRECTORS OF BREAKWATER. The cost of the solicitation will be borne by the Corporation.

2. Q. WHAT AM I VOTING ON?

A.
1.   The election of the directors to the board of directors of the Corporation,
2. the appointment of the auditors of the Corporation until the next annual meeting,
3. authorizing the directors to enter into one or more private placements pursuant to which the Corporation will be permitted to issue up to 100 percent of the shares outstanding as at May 6, 2003, and
4.   the proposed amendments to the by-laws of the Corporation.

Shares may be voted for or withheld from voting on the election of directors and the appointment of auditors and voted for or against the private placement issue and the proposed amendments to the by-laws of the Corporation. AS INDICATED ELSEWHERE IN THIS CIRCULAR, THE CORPORATION'S BOARD OF DIRECTORS AND MANAGEMENT RECOMMEND THAT SHAREHOLDERS VOTE FOR THE ABOVE RESOLUTIONS.

3. Q. WHAT DOCUMENTS FORM PART OF THE PACKAGE SENT TO ME?

A. In addition to the usual annual corporate documents (i.e., Breakwater's 2002 Annual Report, this Circular and the proxy form) you will find included in your package a supplemental mail list card and the Interim Report for the period ended March 31, 2003.

4. Q. WHO IS ENTITLED TO VOTE?

A. Shareholders as of the close of business on May 5, 2003 or their duly appointed proxies will be entitled to attend the Meeting or to register a vote. If you have acquired Common Shares after May 5, 2003, please refer to Q&A No. 13 to determine whether and how you may vote such shares.

5. Q. HOW DO I VOTE?

A. There are two ways that you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may complete and sign the enclosed proxy form appointing the named persons or some other person you choose to represent you and vote your shares at the Meeting.
If you wish to vote in person at the Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Meeting. Completing, signing and returning your proxy form does not preclude you from attending the Meeting in person.

If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or against or withheld from voting in accordance with your wishes as specified thereon on any ballot that may be called at the Meeting. A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

If your shares are registered in the name of a nominee, please see Q&A No. 17 for voting instructions.

6. Q. HOW DO I ATTEND THE MEETING IN PERSON?

A. Shareholders should present themselves to a representative of Breakwater's transfer agent, Computershare Trust Company of Canada, at the Meeting. Persons who are not proxyholders or shareholders may be admitted subject to the discretion of the chairman of the Meeting and subject to any space constraints after addressing themselves to a representative of Computershare Trust Company of Canada. Non-registered shareholders wishing to attend the Meeting should refer to Q&A No. 17.

7. Q. WHAT IF I SIGN THE PROXY FORM ENCLOSED WITH THIS CIRCULAR?

A. Signing the enclosed proxy form gives authority to Mr. Garth A.C. MacRae or Mr. Colin K. Benner, both of whom are directors of the Corporation, to vote your shares at the Meeting.

8. Q. CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?

A. Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the proxy form. (NOTE: IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF COMPUTERSHARE TRUST COMPANY OF CANADA.) 9. Q. WHAT DO I DO WITH MY COMPLETED PROXY FORM?

A. Return it to the Corporation's transfer agent, Computershare Trust Company of Canada, in the envelope provided so that it arrives NO LATER THAN 5:00 P.M. (TORONTO TIME) ON THURSDAY, JUNE 12, 2003. All shares represented by properly executed proxy forms received by Computershare Trust Company of Canada prior to such time will be voted for or against or withheld from voting, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

10. Q. HOW WILL MY SHARES BE VOTED IF I GIVE MY PROXY?

A. The persons named in the proxy form must vote or withhold from voting your shares in accordance with your directions. IN THE ABSENCE OF SUCH DIRECTIONS, HOWEVER, YOUR SHARES WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS, FOR AUTHORIZING THE BOARD OF DIRECTORS TO ENTER INTO ONE OR MORE PRIVATE PLACEMENTS PURSUANT TO WHICH THE CORPORATION COULD ISSUE UP TO 100 PERCENT OF THE SHARES OUTSTANDING AS AT MAY 6, 2003 AND FOR THE AMENDMENTS TO THE BY-LAWS OF THE CORPORATION AS SET OUT IN THIS CIRCULAR.

11. Q. IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A. Yes. A shareholder who has given a proxy may revoke it by depositing an instrument in writing (which includes another proxy form with a later date) executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporate Secretary, c/o Breakwater Resources Ltd. at 95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7 at any time up to and including the second last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or by depositing it with the chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

It should be noted that the participation in person by a shareholder in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by the shareholder in respect of business covered by that vote.

12. Q. WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A. The person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

13. Q. WHAT IF OWNERSHIP OF SHARES IS TRANSFERRED AFTER MAY 5, 2003?

A. The person who acquires shares after May 5, 2003 (the "transferee") must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation's transfer agent, Computershare Trust Company of Canada, no later than the close of business on June 6, 2003 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares. If the transferee does not satisfy these requirements, the transferor will continue to be entitled to vote these shares.

14. Q. HOW WILL THE VOTES BE COUNTED?

A. The election of directors, the appointment of auditors, authorizing the board of directors to enter into one or more private placements to issue up to 100 percent of the shares outstanding as at May 6, 2003 and the amendments to the by-laws of the Corporation will each be determined by a majority of the votes cast.

15. Q. WHO COUNTS THE VOTES?

A. The Corporation's transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes.

Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.

16. Q. HOW CAN I CONTACT THE TRANSFER AGENT?

A. You can contact the transfer agent by the following methods:
Mail:
Computershare Trust Company of Canada             or       Computershare Trust Company, Inc.
Stock Transfer Services      Stock Transfer Services       Stock Transfer Services
100 University Avenue  or    510 Burrard Street            350 Indiana Street
9th Floor                    2nd Floor                     Suite 800
Toronto, ON                  Vancouver, B.C.               Golden, Colorado
M5J 2Y1                      V6C 3B9                       80401
Telephone: (514) 982-7270 or (800) 564-6253                (303) 262-0600
Facsimile: (888) 453-0330 or (416) 981-9800                (303) 262-0603
Web site: www.computershare.com
E-mail: caregistryinfo@computershare.com

17. Q. IF MY SHARES ARE NOT REGISTERED IN MY NAME BUT ARE HELD IN THE NAME OF A NOMINEE (A BANK, TRUST COMPANY, SECURITIES BROKER, TRUSTEE OR OTHER), HOW DO I VOTE MY SHARES?

A. IF YOU ARE A NON-REGISTERED SHAREHOLDER, THERE ARE, AS DISCUSSED BELOW, TWO WAYS THAT YOU CAN VOTE YOUR SHARES HELD BY YOUR NOMINEE. APPLICABLE SECURITIES LAWS REQUIRE YOUR NOMINEE TO SEEK VOTING INSTRUCTIONS FROM YOU IN ADVANCE OF THE MEETING. ACCORDINGLY, YOU WILL RECEIVE OR HAVE ALREADY RECEIVED FROM YOUR NOMINEE EITHER A REQUEST FOR VOTING INSTRUCTIONS OR A PROXY FORM FOR THE NUMBER OF SHARES YOU HOLD. EVERY NOMINEE HAS ITS OWN MAILING PROCEDURES AND PROVIDES ITS OWN SIGNING AND RETURN INSTRUCTIONS, WHICH SHOULD BE CAREFULLY FOLLOWED BY NON-REGISTERED SHAREHOLDERS TO ENSURE THAT THEIR SHARES ARE VOTED AT THE MEETING.

ACCORDINGLY, FOR YOUR SHARES TO BE VOTED FOR YOU, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY YOUR NOMINEE. HOWEVER, IF YOU WISH TO VOTE IN PERSON AT THE MEETING, INSERT YOUR OWN NAME IN THE SPACE PROVIDED ON THE REQUEST FOR VOTING INSTRUCTIONS OR PROXY FORM TO APPOINT YOURSELF AS PROXYHOLDER AND FOLLOW THE SIGNING AND RETURN INSTRUCTIONS OF YOUR NOMINEE. NON-REGISTERED SHAREHOLDERS WHO APPOINT THEMSELVES AS PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF COMPUTERSHARE TRUST COMPANY OF CANADA.

18. Q. WHAT IS THE SUPPLEMENTAL MAIL LIST CARD FOR?

A. If you are a non-registered shareholder you may not receive the Corporation's quarterly financial statements from your nominee. You may elect to receive the quarterly financial statements by completing and returning the card with your name and address and you will be added to the Corporation's supplemental mailing list.

19. Q. IF I WISH TO SUBMIT A SHAREHOLDER PROPOSAL FOR CONSIDERATION AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS WHAT IS THE DEADLINE FOR
SUBMITTING SUCH PROPOSAL?

A. The last date for submitting a shareholder's proposal is February 2, 2004.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the management or directors of the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular. Except as otherwise indicated herein, the information contained herein is given as of May 6, 2003.

VOTING SECURITIES AND PRINCIPAL HOLDER THEREOF

         The Corporation is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issuable in series. There are no preferred shares outstanding. On May 6, 2003 there were 196,692,703 Common Shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Corporation, except at meetings at which only holders of another class or series of shares of the Corporation are entitled to vote.

         As at May 6, 2003, to the knowledge of the directors and officers of the Corporation, the only person, firm or corporation which beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attaching to any class of voting securities of the Corporation is as follows:

--------------------------------------------------------------------------------
 Name and Municipality                                      Percentage of
     Of Residence           Number of Common Shares   Outstanding Common Shares
--------------------------------------------------------------------------------
Dundee Bancorp Inc.(2)           52,078,651(1)                  26.5%
Toronto, Ontario
--------------------------------------------------------------------------------
(1) 51,893,651 Common Shares are held indirectly through a wholly-owned subsidiary of Dundee Bancorp Inc. and 185,000 Common Shares are held in accounts, managed by subsidiaries of Dundee Bancorp Inc.

(2) Dundee Bancorp Inc. also holds 30,801,410 warrants to purchase Common Shares at $0.20 and 1,000,000 warrants to purchase Common Shares at $0.19.

ELECTION OF DIRECTORS

         Shareholders of the Corporation will be asked to elect seven directors for the ensuing year. The persons named in the form of proxy accompanying this Circular intend to vote for the election of the nominees whose names are set forth below, each of whom is now a director of the Corporation and has been a director of the Corporation since the date indicated, unless the shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year but if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion. Each director elected will hold office until the close of business on the day of the first annual meeting of the shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

         The names of the nominees, their position with the Corporation, their principal occupation during the last five years, the dates upon which they became directors of the Corporation and the number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of May 6, 2003, are as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                                                        COMMON
                                                                                                        SHARES HELD
                                                                                                        OR OVER
                                                                                                        WHICH
                                                                                                        CONTROL OR
                   POSITION WITH                                                      DATE ELECTED      DIRECTION IS
NAME               CORPORATION                PRINCIPAL OCCUPATION                    DIRECTOR          EXERCISED(1)
---------------------------------------------------------------------------------------------------------------------
Colin K.           President, Chief           Officer of the Corporation              June 7, 1995      628,561
Benner             Executive Officer and
                   Director
---------------------------------------------------------------------------------------------------------------------
Gordon F.          Director                   Self-employed                           Nov. 12, 1993     3,150,224
Bub
---------------------------------------------------------------------------------------------------------------------
Donald K.          Director                   Executive Vice President, Dundee        June 14, 1999     21,260(2)
Charter                                       Bancorp Inc. and Dundee Wealth
                                              Management Inc., a financial
                                              service company, and Chairman
                                              and Chief Executive Officer,
                                              Dundee Securities Corporation, an
                                              investment dealer
---------------------------------------------------------------------------------------------------------------------
Jonathan C.        Director                   President and Chief Executive           June 19, 2001     20,050(2)
Goodman                                       Officer, Dundee Resources Ltd., a
                                              resource holding company,
                                              Director, Dundee Bancorp Inc.,
                                              Director, Dundee Wealth
                                              Management Inc.
---------------------------------------------------------------------------------------------------------------------
Garth A.C.         Chairman and Director      Vice-Chairman, Dundee Bancorp           Sept. 9, 1993     309,835 (2)
MacRae                                        Inc., a merchant banking and
                                              financial service company
---------------------------------------------------------------------------------------------------------------------
Allen J.           Director                   Chief Financial Officer, Zemex          Sept. 9, 1993     Nil
Palmiere                                      Corporation, an industrial minerals
                                              company
---------------------------------------------------------------------------------------------------------------------
A. Murray          Director President,        Quest Ventures Ltd., a                  Nov. 20, 1992     Nil
Sinclair, Jr.                                 merchant banking company
---------------------------------------------------------------------------------------------------------------------

(1)The number of Common Shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.
(2) See Voting Securities and Principal Holder Thereof.

         Each of the foregoing directors has held his or her present or principal occupation or similar positions with his or her present employer or its predecessor or affiliates for the past five years except for Mr. Benner who, prior to November 30, 2001 was President and Chief Operating Officer of the Corporation and, prior to June 1998, was also President and Chief Executive Officer of Black Hawk Mining Inc. and Mr. Bub who, prior to November 30, 2001, was Chairman and Chief Executive Officer of the Corporation.

COMMITTEES OF THE DIRECTORS

         The audit committee of the directors of the Corporation is composed of three directors, being Messrs. Palmiere, Sinclair and Goodman. The compensation committee of the directors of the Corporation is currently composed of three directors Messrs. Charter, Palmiere and Sinclair. The hedging committee of the Corporation is composed of two directors, being Messrs. Benner and MacRae, and a senior officer of the Corporation, being Rene R. Galipeau, Executive Vice President and Chief Financial Officer. The directors of the Corporation have not appointed an executive committee.

                                       EXECUTIVE COMPENSATION

         The following table sets forth all annual and long-term compensation for services in all capacities rendered to the Corporation and its subsidiaries for the financial years of the Corporation ended December 31, 2002, 2001 and 2000 in respect of each of the individuals who were, during the year ended December 31, 2002, the Chief Executive Officer of the Corporation and, as at December 31, 2002, the four other most highly compensated executive officers of the Corporation (collectively the "Named Executive Officers").

SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation             Long-term Compensation
                                      ----------------------------------------------------------------------
                                                                             Awards                 Payouts
                                                                             -------------------------------
                                                                Other Annual Securities  Restricted
                                                                Compen-      Under       Shares or           All Other
Name and Principal                       Salary      Bonus      sation(1)    Options     Restricted   LTIP   Compen-
Position                       Year      ($)         ($)        ($)          Granted(2)  Share      Payouts  sation(3)
                                                                                 (#)     Units (#)    ($)      ($)
----------------------------------------------------------------------------------------------------------------------
Colin K. Benner                2002      400,000    175,000(4)   56,888(5)   1,000,000           -       -       3,500
President and Chief Executive  2001      400,000     75,000           -              -           -       -       5,228
Officer                        2000      400,000    200,000           -              -           -       -      19,193
----------------------------------------------------------------------------------------------------------------------
Rene R. Galipeau               2002      275,000     36,000       1,375(6)     250,000           -       -       1,200
Executive Vice President and   2001      275,000     35,000       2,750(6)           -           -       -      16,200
Chief Financial Officer        2000      275,000    100,000       2,875(6)           -           -       -      19,020
----------------------------------------------------------------------------------------------------------------------
John D. Bracale                2002   US$126,198          -   US$14,300(7)     100,000           -       -      US$574
Vice President, Latin America  2001   US$108,339          -   US$13,000(7)           -           -       -    US$7,286
and Corporate Logistics        2000    US$98,333  US$20,000   US$14,400(7)           -           -       -    US$7,286
----------------------------------------------------------------------------------------------------------------------
William M. Heath               2002      190,000     88,000       3,275(5)     100,000           -       -       1,575
Vice President, Administration 2001      175,000     20,000           -              -           -       -       1,481
                               2000      175,000     25,000           -              -           -               1,019
----------------------------------------------------------------------------------------------------------------------
J. Steven Hayes                2002      145,000      5,000           -        100,000           -       -       1,305
Vice President, Marketing      2001      145,000     10,000           -              -           -       -       4,758
                               2000      145,000          -           -              -           -       -      13,901
----------------------------------------------------------------------------------------------------------------------

(1) Where no figures have been provided, the only other annual compensation was taxable benefits that did not exceed minimum threshold disclosure levels.
(2) Options granted under the share option plan comprising part of the share incentive plan of the Corporation.
(3) Except in the case of Mr. Bracale, represents the dollar value of any insurance premium paid by the Corporation during the year with respect to term life insurance for the benefit of the Named Executive Officer and, where applicable, the Corporation's matching contributions under the share purchase comprising part of the share incentive plan of the Corporation.

(4) This bonus comprises a cash payment of $125,000 paid in April of 2003 and the issue, in February 2003, of 200,000 Common Shares from the share bonus plan portion of the share incentive plan of the Corporation, the fair market value of which was $50,000 on the day the compensation was awarded.
(5)  Represents a payout of vacation time earned but not taken.
(6) Represents the dollar value of imputed interest benefits from loans provided to the Named Executive Officer by the Corporation as computed in accordance with the INCOME TAX ACT (Canada).
(7) Represents a housing allowance paid to Mr. Bracale in 2000 and 2001 and a relocation allowance in 2002.

         The following table sets forth information regarding options granted during the financial year of the Corporation ended December 31, 2002 to the Named Executive Officers.

OPTIONS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

---------------------------------------------------------------------------------------------------------
                                                               Market Value
                            Percentage of                      of Securities
                            Total Options                       Underlying
            Securities       Granted to                        Option on the
          under Options      Employees in   Exercise Price    Date of Grant(1)
Name         Granted        Financial Year   ($/security)       ($/security)         Expiration Date
---------------------------------------------------------------------------------------------------------
Colin K.       1,000,000         25.6%          $0.19             $0.19                      June 6, 2012
Benner     Common Shares
---------------------------------------------------------------------------------------------------------
Rene R.          250,000          6.4%           $0.19            $0.19                      June 6, 2012
Galipeau   Common Shares
---------------------------------------------------------------------------------------------------------
John D.          100,000          2.6%           $0.19            $0.19                      June 6, 2012
Bracale    Common Shares
---------------------------------------------------------------------------------------------------------
William          100,000          2.6%      50,000 - $0.28        $0.28         50,000 - January 16, 2012
M. Heath   Common Shares                    50,000 - $0.19        $0.19             50,000 - June 6, 2012
---------------------------------------------------------------------------------------------------------
J. Steven        100,000          2.6%           $0.19            $0.19                      June 6, 2012
Hayes     Common Shares
---------------------------------------------------------------------------------------------------------

(1)  Reflects the closing price of the Common Shares on the Toronto Stock
     Exchange on the day before the date of grant.

         The following table sets forth information regarding exercises of options during the financial year of the Corporation ended December 31, 2002 by the Named Executive Officers and the value as at December 31, 2002 of unexercised options held by the Named Executive Officers on an aggregate basis.

OPTIONS EXERCISED IN THE LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

--------------------------------------------------------------------------------------------------------------
                         Securities      Aggregate                                    Value of Unexercised
                           Acquired        Value        Unexercised Options at      in-the-money Options at
Name                     on Exercise     Realized          December 31, 2002          December 31, 2002(1)
---------------------------------------------------------------------------------------------------------
                                                      Exercisable   Unexercisable  Exercisable   Unexercisable
                             (#)             ($)          (#)           (#)            ($)           ($)
---------------------------------------------------------------------------------------------------------
Colin K. Benner               -               -         843,333       666,667           0             0
---------------------------------------------------------------------------------------------------------
Rene R. Galipeau              -               -         363,333       166,667           0             0
---------------------------------------------------------------------------------------------------------
John D. Bracale               -               -         133,333        66,667           0             0
---------------------------------------------------------------------------------------------------------
William M. Heath              -               -         183,333        66,667           0             0
---------------------------------------------------------------------------------------------------------
J. Steven Hayes               -               -         108,333        66,667           0             0
---------------------------------------------------------------------------------------------------------

(1) Based upon the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2002 of $0.14.

DEFINED BENEFIT PENSION PLANS

         The Corporation does not have any senior executive pension program or any supplemental retirement benefits.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

         Colin K. Benner has entered into a five-year employment agreement with the Corporation, which expires on October 31, 2004. Mr. Benner's agreement provides for an annual salary of $350,000, which is reviewed annually by the compensation committee of the directors of the Corporation. The agreement further provides that in the event of the termination of Mr. Benner's employment, other than for cause, Mr. Benner is entitled to receive 30 months written notice of the Corporation's decision to terminate employment or alternatively a lump-sum payment equal to thirty months salary in lieu of notice. In these circumstances, the agreement also provides that all employment benefits will continue for a period of 30 months following termination unless full-time alternative employment is secured, in which case the entitlement to employee benefits ceases. In the event that the Corporation's benefits plan prohibits continued participation in the plan due to employment status, Mr. Benner is entitled under the agreement to receive a lump-sum payment equal to the value of the benefits. In the event that Mr. Benner's employment is terminated due to the sale, amalgamation, merger or reorganization of the Corporation, the same notice period or lump sum payments and benefits are due.

         Effective November 30, 2001, Gordon Bub resigned as Chairman and Chief Executive Officer of the Corporation. The Corporation had entered into an employment agreement with Mr. Bub having the same terms as those under the Corporation's agreement with Mr. Benner, with the exception of Mr. Bub's annual salary under the agreement, which was $400,000, subject to annual review by the compensation committee of the directors of the Corporation. As consideration for the waiver by Mr. Bub of the severance arrangements under the employment agreement between the Corporation and Mr. Bub, the Corporation and Mr. Bub entered into an agreement pursuant to which (i) the Corporation agreed to pay Mr. Bub $25,000 per month for a period of 14 months which commenced on December 1, 2001, (ii) the Corporation granted to Mr. Bub options to purchase 1,000,000 Common Shares at a price of $0.20 per Common Share until November 30, 2004 under the share option plan comprising part of the share incentive plan of the Corporation and (iii) the Corporation issued to Mr. Bub 1,000,000 Common Shares under the share bonus plan comprising part of the share incentive plan of the Corporation.

         In addition to the foregoing arrangements, the Corporation agreed to a supplementary payment to Mr. Bub to be paid by February 10, 2003 in either cash or, at the option of the Corporation, Common Shares and to be calculated by multiplying 2,000,000 by the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") during January 2003 less 2,000,000 multiplied by $0.20.

         If the amount calculated above was positive then Mr. Bub was entitled to a supplementary payment of $700,000 minus the amount calculated above; if the amount calculated above was zero or negative then Mr. Bub was entitled to a payment of $700,000; and if the amount calculated above exceeded $700,000 then Mr. Bub was not entitled to a supplementary payment. If at any time prior to January 31, 2003 the 20 trading day average closing price per Common Share on the TSX was $0.55 or higher, the obligation of the Corporation to pay the supplementary payment to Mr. Bub terminated. If, however, at the end of any such 20 trading day period Mr. Bub was prevented from selling Common Shares as a result of being in possession of material undisclosed information regarding the Corporation by virtue of his position as a director of the Corporation, then the obligation of the Corporation to pay the supplementary payment to Mr. Bub was not to terminate in respect of that particular 20 trading day period.

         In the event that any of the 2,000,000 Common Shares acquired by Mr. Bub pursuant to the arrangements described above were sold by Mr. Bub prior to January 31, 2003, the $700,000 amount referred to above would be reduced PRO RATA in relation to the number of such Common Shares sold.

         At no time was the 20 trading day average closing price per Common Share on the TSX $0.55 or higher. Accordingly, the amount of the supplementary payment, if any, was calculated. The weighted average trading price of the Common Shares on the TSX during January 2003 was $0.24097, no Common Shares were sold of the 1,000,000 acquired under the share bonus plan portion of the share incentive plan of the Corporation and none of the options granted were exercised. The amount calculated was positive and accordingly, Mr. Bub was entitled to a supplementary payment of $618,060, which payment was satisfied by the issue of 2,564,887 Common Shares.

COMPOSITION OF THE COMPENSATION COMMITTEE

         The members of the Compensation Committee during the financial year ended December 31, 2002 were Donald K. Charter, Allen J. Palmiere and A. Murray Sinclair, Jr. No member of the Compensation Committee was an officer or employee of the Corporation or any of its subsidiaries during the year ended December 31, 2002. Mr. Charter is an Executive Vice President of Dundee Bancorp Inc. ("Dundee") and is the Chairman and Chief Executive Officer of Dundee Securities Corporation ("DSC").

         The Compensation Committee makes determinations and recommendations to the directors of the Corporation concerning the cash and incentive compensation of the executive officers of the Corporation. The Compensation Committee, which met twice in 2002, has furnished the following report on executive compensation.

REPORT ON EXECUTIVE COMPENSATION

         The primary goal of the Compensation Committee is to ensure that the compensation provided to the executive officers of the Corporation is determined with regard to the business strategies and objectives of the Corporation, such that the financial interest of the executive officers of the Corporation is consistent with the financial interest of the shareholders of the Corporation. The Compensation Committee strives to ensure that the executive officers of the Corporation are paid fairly and commensurate with their contributions to furthering the strategic direction and objectives of the Corporation. The Compensation Committee reviews, recommends and/or determines all elements of the compensation of the executive officers of the Corporation on an annual basis and periodically retains an independent consultant to evaluate the compensation levels and policies relative to the market for executives in positions similar to those of the executive officers of the Corporation. The Compensation Committee has developed the following executive compensation philosophy and policies to meet the foregoing objectives.

BASE SALARIES. The Compensation Committee recommends base salaries for each of the executive officers of the Corporation on an individual basis, taking into consideration the individual's performance and contributions to the success of the Corporation, tenure in the job, competitive industry pay practices for comparable positions and internal equities among positions. A periodic survey of companies of similar size in terms of sales revenues, lines of business, geographic location and employment levels provides insight into competitive base salaries.

ANNUAL INCENTIVES. The executive officers of the Corporation have an opportunity to earn annual bonuses. Award opportunities vary based on the individual's position and contributions to the performance of the Corporation. Bonuses are paid based on the performance of the individual and the results of the Corporation measured against its annual budget.

LONG-TERM INCENTIVES. The Compensation Committee believes that options to purchase Common Shares encourage the executive officers of the Corporation to own and hold Common Shares and tie their long-term interests directly to those of the shareholders of the Corporation. Under the terms of the share option plan portion of the share incentive plan of the Corporation, the directors of the Corporation, acting on the recommendations of the Compensation Committee, may designate employees, including executive officers, eligible to receive options to acquire such numbers of Common Shares as the directors determine at the then current trading price of the Common Shares on the TSX.

         When granting options, consideration is given to the exercise price of the aggregate options that would be held by the executive officer of the Corporation after the grant under consideration is made. In determining individual grants of options, the Compensation Committee considers the following factors, among others, the performance and contributions to the success of the Corporation of the executive officer, the relative position of the executive officer, the years of service of the executive officer and past grants of options to the executive officer.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. The components of the total compensation of Mr. Colin Benner, the Chief Executive Officer of the Corporation and the manner in which they are reviewed and evaluated by the Compensation Committee are similar to those for other executive officers of the Corporation. Mr. Benner receives a base salary and annual incentive compensation, if any, based on the performance of the Corporation and his individual performance. The review of Mr. Benner's performance includes achieving production targets, strategy and financial performance of the Corporation. On February 28, 2003 Mr. Benner received, as partial payment for an incentive bonus for the financial year ended December 31, 2002, 1,000,000 options to purchase Common Shares at an exercise price of $0.255 and 200,000 Common Shares under the share bonus plan portion of the share incentive plan of the Corporation. In April 2003 Mr. Benner received $125,000 representing the balance of the incentive bonus payable.

         Until his resignation Mr. Bub was compensated in a similar manner, the details of his severance arrangements have been outlined elsewhere in this document.

SUMMARY. The Compensation Committee will continue to evaluate the executive compensation programs of the Corporation on an ongoing basis to ensure that the compensation practices and philosophies of the Corporation are consistent with the objective of enhancing shareholder value.

The members of the Compensation Committee have provided the foregoing report.

         Donald K. Charter
         Allen J. Palmiere
         A. Murray Sinclair, Jr.

SHAREHOLDER RETURN PERFORMANCE GRAPH

         The following table shows the yearly percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite (formerly the TSE 300 Index) for the past five years assuming an investment of $100 on December 31, 1997.

-----------------------------------------------------------------------------------------------------------------------
Cdn. $                                            1997         1998         1999         2000         2001         2002
-----------------------------------------------------------------------------------------------------------------------
Stock Closing Price @ December 31                 4.10         0.95         3.99         1.45         0.21         0.14
-----------------------------------------------------------------------------------------------------------------------
Corporation Total Return - Base 1997               100           23           97           35            5            3
-----------------------------------------------------------------------------------------------------------------------
Total Return Index - S&P/TSX Composite       13,868.54    13,648.84    17,977.46    19,309.36    16,790.36     14780.01
-----------------------------------------------------------------------------------------------------------------------
Total Return Index - Base 1997                     100           98          130          139          121          107
-----------------------------------------------------------------------------------------------------------------------

         The following table is a graphical representation of the above-noted information.


                               [PERFORMANCE GRAPH]


COMPENSATION OF DIRECTORS

         In October 1996, the Corporation implemented a standard arrangement pursuant to which non-management directors of the Corporation are compensated for their services in their capacity as directors. Non-management directors are paid $5,000 per annum and $750 per meeting attended (either of the directors or of a committee thereof). The directors of the Corporation are eligible to participate in the share incentive plan of the Corporation.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         The Corporation maintains directors' and officers' liability insurance for the directors and officers of the Corporation providing coverage in the amount of $25,000,000 in each policy year. The deductible amount on the policy is $250,000 and the total annual premium in 2002 was $110,898.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

         The following table sets forth details of the indebtedness to, or guaranteed or supported by, the Corporation or any of its subsidiaries of each director and executive officer of the Corporation and each associate of any such director or executive officer for the financial year of the Corporation ended December 31, 2002.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

----------------------------------------------------------------------------------------------------------------
                                                    Largest Amount                   Financially
                                                     Outstanding         Amount       Assisted
                                                     During Year      Outstanding    Securities
                                   Involvement          Ended            as at        Purchases
Name and                          of Corporation     December 31,        May 6,      During 2002   Security for
Principal Position                or Subsidiary         2002             2003             (#)      Indebtedness
----------------------------------------------------------------------------------------------------------------
Rene R. Galipeau(1)                  Lender            $50,000          $50,000            -             -
  Executive Vice President and
  Chief Financial Officer
----------------------------------------------------------------------------------------------------------------

(1) Mr. Galipeau executed and delivered to the Corporation a promissory note dated December 16, 1994 pursuant to which Mr. Galipeau agreed to pay to the Corporation, on demand, the amount of $50,000 plus interest calculated from December 16, 1994 to the date of repayment at the rate of 10 percent per annum on such portion of the principal amount as remains unpaid from time to time until such principal is fully paid. Mr. Galipeau used the proceeds of this loan to purchase 25,000 Common Shares. Mr. Galipeau has paid the accrued interest on this loan and, effective January 1, 1998, the arrangement with Mr. GaIipeau was amended to be non-interest bearing.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     The only material transactions entered into since January 1, 2002 or proposed to be entered into that have affected or are expected to materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation, the principal shareholder of the Corporation or any associate or affiliate of any such persons or companies are as follows:

     a) Under an agreement dated June 7, 2001, relating to the sale of certain assets acquired through the acquisition by the Corporation of Jascan in November 2000, the Corporation granted to the purchaser who acquired such assets, the right under certain circumstances to cause the Corporation to reacquire such assets in consideration for the issuance of Common Shares. In 2002, the purchaser exercised its rights and the Corporation issued 3,602,540 shares to reacquire certain assets. The number of Common Shares issued was determined based upon the ten-day weighted average trading price of the Common Shares immediately preceding the third party's notice of intent to acquire such Common Shares, less a ten per cent discount. Murray Sinclair, Jr., a director of the Corporation, has a significant ownership interest in the purchaser that acquired the shares.

     b) The Corporation and DSC, entered into an agreement in late 1998, for DSC to act as the exclusive financial advisor to the Corporation. The agreement was for an initial term of one year and thereafter year to year until cancelled, and provided the Corporation with the right to cancel the agreement. The Corporation was obligated to pay to DSC a monthly work fee of $25,000 up to a maximum of $250,000 per annum and an advisory fee of up to one percent of the value of any transaction (the amount being dependent on the type of transaction) completed by the Corporation and 0.5 percent of any equity or debt financing. Pursuant to the terms of the agreement, the Corporation is obligated to pay DSC a fee of $543,000 in connection with the acquisition of the Bouchard-Hebert Mine and the Langlois Mine by the Corporation in May 2000, a fee of $715,000 in connection with the refinancing of the Corporation in April 2000 resulting in the Syndicated Credit Facility, a fee of $101,500 in connection with a public offering of Common Shares completed by the Corporation in May 1999 and a fee of $75,000 in connection with a restructuring of the credit arrangements of the Corporation completed in March 1999. The agreement was terminated by the Corporation effective December 31, 2000. The unpaid balance of $1,000,000 for the above fees has been deferred to January 2, 2004. Donald K. Charter, a director of the Corporation, is the Chairman and Chief Executive Officer of DSC.

     c) In consideration for restructuring the credit facilities of the Corporation on November 15, 2001, in March 2002 and May 2002, the Corporation granted to the lenders of the Corporation (the "Lenders") warrants to purchase an aggregate of 1,000,000 Common Shares at $0.21 per share. Dundee also received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per share. One-half of the warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007; no value was ascribed to these warrants on the date of issue. Garth A.C. MacRae, the Chairman and a director of the Corporation, is the Vice-Chairman of Dundee, Donald K. Charter, a director of the Corporation, is the Executive Vice President of Dundee and Jonathan C. Goodman a director of the Corporation, is a director of Dundee.

     d) Under an agreement reached on December 23, 2002 with the Lenders and Dundee, the Corporation, in consideration for once again restructuring its credit facilities granted to the Lenders and Dundee the right to purchase 2,000,000 and 1,000,000 Common Shares respectively, at an exercise price of $0.19.

APPOINTMENT OF AUDITORS

     The auditor of the Corporation is Deloitte & Touche LLP, Chartered Accountants. The persons named in the form of proxy accompanying this Circular intend to vote for the reappointment of Deloitte & Touche LLP as the auditor of the Corporation for the ensuing year or until its successor is appointed at a remuneration to be fixed by the directors of the Corporation, unless the shareholder has specified in the form of proxy that the Common Shares represented by such proxy are to be withheld from voting in respect thereof.

                                SPECIAL BUSINESS

APPROVAL OF FUTURE PRIVATE PLACEMENT FINANCINGS

     Management is of the view that from time to time additional funds may be required for the Corporation to carry on with the exploration and development of its projects, for future acquisitions, or for working capital and the Corporation's operations. While it is not the intention of management at this time to enter into any private placement agreements other than as previously publicly disclosed, it seeks the flexibility to enter into private placement agreements, if required, which could result in the issue of up to 100 percent of the number of shares issued and outstanding as at May 6, 2003.

     Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25 percent of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

     The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities. Management is of the view that it would be prudent to have the authority to secure additional funds by issuing additional securities by way of private placement in order to save the time and expense of seeking shareholder approval at a special meeting of shareholders.

     The TSX has a working practice that it will accept approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided that such private placements are completed within 12 months of the date on which such advanced approval is given.

     Shareholders are being asked to approve a resolution authorizing the directors of the Corporation to enter into one or more private placements during the period commencing on the date of the Meeting and ending on the day of the next annual meeting of shareholders, pursuant to which the Corporation will be permitted to issue up to 100 percent of the shares outstanding as at May 6, 2003. As at such date, the number of outstanding shares of the Corporation is 196,692,703.

     Private placements will be completed only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation. Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

     (a) it must be substantially with parties at arm's length to the Corporation;
     (b) it must not result in control of the Corporation being materially affected;
     (c) it must be completed within a twelve month period following the date the shareholder approval was given; and
     (d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount as follows:


                       Market Price     Maximum CDN ($) Discount
                       0.50 or less                 25%
                       0.51 to 2.00                 20%
                       Above 2.00                   15%

     For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

     In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will result in control of the Corporation being materially affected, in which case specific shareholder approval may be required.

     In anticipation that the Corporation may wish to enter into one or more private placements in the next twelve months that will result in it issuing and/or making issuable such number of Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution on the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing on June 16, 2003 of such number of securities that would result in the Corporation issuing or making issuable a number of shares aggregating up to 100 percent of the number of shares outstanding as of May 6, 2003 (196,692,703 Common Shares), as more particularly described in the Corporation's Management Information Circular dated May 7, 2003 is hereby approved."

     Approval of such resolution will require a favourable vote of a majority of the votes cast thereon at the Meeting. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM INTEND TO VOTE IN FAVOUR OF THE APPROVAL OF PRIVATE PLACEMENT FINANCINGS OF THE CORPORATION, UNLESS THE PROXY DIRECTS OTHERWISE.

CONFIRMATION OF AMENDMENTS TO BY-LAWS

     The Board has approved certain amendments to the general by-law of the Corporation that conform with certain amendments to the Canada Business Corporation Act (the "CBCA") which came into force in November 2001. Under the CBCA, the directors are required to submit a by-law or an amendment to the by-law, to the shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law or the amendment. The following is a summary of the material changes included the amendments to the general by-law.

     o Meetings of shareholders may be called entirely be telephonic or electronic means and may be held electronically.
     o    Electronic voting at meetings of shareholders is permitted.
     o Residency requirements regarding the minimum number of resident Canadian directors on the board of directors is reduced from 50% to 25%.
     o Residency requirements regarding the minimum number of resident Canadian directors on a committee of the board of directors is removed.

     A copy of the amended and restated by-law will be available for review at the Meeting and any shareholder may request from the Secretary of the Corporation a copy of the amended and restated by-law in advance of the Meeting.

     Approval of such resolution will require a favourable vote of a majority of the votes cast thereon at the Meeting. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM INTEND TO VOTE IN FAVOUR OF THE CONFIRMATION OF THE AMENDED AND RESTATED BY-LAW OF THE CORPORATION, UNLESS THE PROXY DIRECTS OTHERWISE.

INTENTION OF DIRECTORS AND EXECUTIVE OFFICERS

     All of the directors and executive officers of the Corporation have indicated that they intend to vote their Common Shares for each of the motions described in the Notice of the Meeting. IN ADDITION, UNLESS INSTRUCTED OTHERWISE, THE PERSONS NAMED IN THE FORM OF PROXY ACCOMPANYING THIS CIRCULAR INTEND TO VOTE THE COMMON SHARES REPRESENTED BY SUCH PROXIES FOR EACH OF THE MOTIONS.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The TSX has adopted corporate governance guidelines that address matters such as the constitution and independence of corporate boards, the functions to be performed by the boards and other matters meant to further sound corporate governance. Listed companies are required to provide a complete description of corporate governance systems, where the listed company differs in its practices from those recommended by the TSX and where the corporate governance practices recommended by the TSX may not be applicable to the specific listed company.

     The board of directors of the Corporation believes that sound and appropriate corporate governance practices are important for the effective and efficient operation of the Corporation. In accordance with the disclosure requirements of the Toronto Stock Exchange the particulars of the Corporation's system of corporate governance are set out in Schedule `A' attached hereto.

GENERAL

     A copy of the most recent annual information form, annual report, financial statements for the year ended December 31, 2002 and subsequent interim financial statements of the Corporation may be obtained, upon request, from the Secretary of the Corporation. The Corporation may require the payment of a reasonable fee in respect of a request therefor made by a person who is not a security holder of the Corporation.

     The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

                                                 By Order of the Board


May 7, 2003                                      (signed) Garth A.C. MacRae
                                                 Chairman of the Board


                                                   SCHEDULE `A'

                                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES


----------------------------------------------------------------------------------------------------------------
CORPORATE GOVERNANCE                 IS BREAKWATER  REMARKS
GUIDELINE                            ALIGNED?
----------------------------------------------------------------------------------------------------------------
1. Explicit assumption of
responsibility for the
stewardship of the
Corporation, and specifically
for:
----------------------------------------------------------------------------------------------------------------
A. adoption of a strategic            YES           Management is responsible for developing corporate
planning process                                    strategies and making recommendations as to the
                                                    implementation thereof. The directors of the Corporation are responsible for reviewing and approving such strategies, on a regular basis, and monitoring management's success at
                                                    implementing those strategies that meet with the directors'
                                                    approval.
----------------------------------------------------------------------------------------------------------------
B. identification of principal        YES           The directors of the Corporation require management of the
risks, and implementing risk                        Corporation to provide complete and accurate information
management systems                                  with respect to the Corporation's activities and to provide relevant information concerning the industry in which the
                                                    Corporation operates in order to identify and manage
                                                    business risks.
----------------------------------------------------------------------------------------------------------------
C. succession planning                YES           The Compensation Committee, reviews and, where appropriate,
including appointing, training                      where appropriate, provides recommendations
and monitoring senior                               to the directors of the Corporation regarding the
management                                          appointment of officers and succession plans for officers.
----------------------------------------------------------------------------------------------------------------
D. communications policy              YES           Information regarding the Corporation is available to
                                                    shareholders via the internet, email, mail, facsimile and
                                                    telephone. Shareholder inquiries are responded to on a
                                                    timely basis by the appropriate officer of the Corporation.
----------------------------------------------------------------------------------------------------------------
E. integrity of internal control      YES           The Corporation maintains a system of internal controls
and management information                          designed to provide reasonable that the Corporation's
systems                                             assets are protected and that events and transactions are
                                                    properly recorded as they occur. The internal control
                                                    structure is tested and evaluated by the independent
                                                    auditors in connection with their annual audit. Deloitte
                                                    & Touche LLP, the independent auditors appointed by the
                                                    shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                    Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.
                                                    During the course of their audit, Deloitte & Touche LLP
                                                    review the Corporation's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

                                                    The directors of the Corporation are responsible for
                                                    ensuring that management fulfills its responsibilities for financial reporting and internal control. The board is
                                                    assisted in exercising its responsibilities through the
                                                    Audit Committee, which is composed of three unrelated
                                                    directors. The Audit Committee meets periodically with
                                                    management and the independent auditors to satisfy itself
                                                    that management's responsibilities are properly discharged, to review the consolidated financial statements and to
                                                    recommend approval of the consolidated financial statements to the board.
----------------------------------------------------------------------------------------------------------------
2. Majority of directors should       YES           In 2002 the Corporation had seven directors. The directors
be "unrelated" (independent                         of the Corporation have concluded that four of the seven
from management and free                            directors were unrelated.
from interfering or conflicting
interest)
----------------------------------------------------------------------------------------------------------------
3. Principles supporting the          YES           Three of the directors are also officers or former officers
determination of whether a                          of the Corporation and as such are considered to be
director is "unrelated"                             related directors. They are Garth A.C. MacRae, Chairman;
                                                    Colin K. Benner, President and Chief Executive Officer and
                                                    Gordon F. Bub, former Chairman and Chief Executive Officer.
                                                    Donald K. Charter, Jonathan C. Goodman, Allen J. Palmiere
                                                    and A. Murray Sinclair, Jr. are considered to be independent of management and free of any interest or business
                                                    relationship that may interfere with their judgement. No
                                                    shareholder of the Corporation has the ability to exercise a majority of the votes for the election of the directors of the Corporation.
----------------------------------------------------------------------------------------------------------------
4. Appoint a committee                NO            The responsibility for proposing new nominees to the board
responsible for proposing and                       falls to the full board of directors of the Corporation.
assessing directors
----------------------------------------------------------------------------------------------------------------
5. Implement a process for            NO            The directors of the Corporation did not formally assess
assessing the effectiveness of                      the effectiveness of the board as a whole, committees of
the board, its committees and                       the board or individual directors individual directors.
----------------------------------------------------------------------------------------------------------------
6.Provide orientation and             YES           Orientation and education of new directors is tailored to
education programs for new                          the new director's background and experience.
directors
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
7. Examine the size of the            YES           The directors of the Corporation have considered the size
board with a view to the                            of the board with a view to determining their effectiveness
board's effectiveness in                            and have concluded that the number of directors is
making decisions                                    appropriate. As the board is presently constituted, the
                                                    directors' skills, backgrounds and strengths allow for
                                                    diverse representation while the number of directors is
                                                    small enough to allow for effective deliberation.
----------------------------------------------------------------------------------------------------------------
8. Review the adequacy and            YES           From time to time the directors of the Corporation review
form of compensation of                             the adequacy and form of directors compensation of directors
in light of risks and                               compensation of directors in order to ensure compensation
responsibilities of an effective                    is commensurate with the risks and responsibilities the
director                                            directors assume.
----------------------------------------------------------------------------------------------------------------
9. Committees - Description                         The board of directors of the Corporation has three
of board committees,                                committees, the audit committee, the compensation committee
mandates, activities and                            and the hedging strategies committee. From time to time ad
composition                                         hoc committees of the directors may be formed as necessary to deal with specific situations.
----------------------------------------------------------------------------------------------------------------
A. Audit Committee                    YES           In 2002 the audit committee was composed of three directors, all of whom were unrelated directors. The audit committee is responsible for reviewing the Corporation's financial
                                                    reporting procedures, internal controls and the performance of the financial management and independent auditors of the
                                                    Corporation. The audit committee also reviews the annual
                                                    audited financial statements and recommends their acceptance to the board. (See also 1.e.) During 2002 the members of the audit committee were Allen J. Palmiere (Chair), A. Murray
                                                    Sinclair, Jr. and Jonathan C. Goodman.
----------------------------------------------------------------------------------------------------------------
B. Compensation Committee             YES           The compensation committee is responsible for administering the Corporation's share incentive plan and reviewing and
                                                    approving the levels of compensation for the senior
                                                    executives of the Corporation. In 2002 the committee was
                                                    composed of three directors, all of whom were unrelated
                                                    directors. The members of the committee were Donald K.
                                                    Charter (Chair), A. Murray Sinclair, Jr. and Allen J.
                                                    Palmiere.
----------------------------------------------------------------------------------------------------------------
C. Hedging Committee                DOES NOT ALIGN  The hedging committee is responsible for formulating and
                                    AS TO           implementing hedging strategies for the Corporation. In
                                    COMPOSITION.    2002 the committee was composed of two directors, both of
                                                    whom were related directors, and the Chief Financial
                                                    Officer.  During 2002 the members of the committee were
                                                    Colin K. Benner, Garth A.C. MacRae and Rene R. Galipeau.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
10. Express assumption of             YES           It is the view of the board at this time that all of the
responsibility for corporate                        directors of the Corporation should assume responsibility
governance either by the board                      for corporate thereof governance issues.
or a committee
----------------------------------------------------------------------------------------------------------------
11. A. Define limits to
management's responsibilities
by developing mandates for:
----------------------------------------------------------------------------------------------------------------
I. the Board                          YES           The directors of the Corporation operate pursuant to the
                                                    mandate set out in the CANADA BUSINESS CORPORATIONS ACT that provides that the directors of the Corporation are to manage the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.
----------------------------------------------------------------------------------------------------------------
II. the CEO                           YES           Subject to the authority of the directors of the
                                                    Corporation, the CEO has a mandate to generally supervise
                                                    the business and affairs of the Corporation. B. Board should approve YES The directors of the Corporation, in their CEO's corporate objectives regular meetings, assess the
                                                    performance of management of the Corporation, including the
                                                    CEO. Management of the Corporation clearly understands that all transactions or matters of a material nature must be
                                                    presented by management to the directors for approval.
----------------------------------------------------------------------------------------------------------------
12. Establish structures and          YES           Garth A.C. MacRae is Chairman of the board of directors
procedures to ensure that the                       while Colin K. Benner is the  Chief Executive Officer of
board can function                                  the Corporation.
independently of management
----------------------------------------------------------------------------------------------------------------
13.A. Establish an Audit              YES           See 9.a. above.
Committee with a defined
mandate
----------------------------------------------------------------------------------------------------------------
B. Audit Committee composed           YES           See 9.a. above.
only of outside directors
----------------------------------------------------------------------------------------------------------------
14. Implement a system which          YES           Individual directors may engage independent, professional
enables individual directors to                     advisors at the Corporation's expense in appropriate
engage outside advisors at the                      circumstances. The Audit Committee approves such requests.
Corporation's expense
----------------------------------------------------------------------------------------------------------------

                            BREAKWATER RESOURCES LTD.
                        SUITE 2000, 95 WELLINGTON STREET
                          WEST TORONTO, ONTARIO M5J 2N7

                  FORM OF PROXY SOLICITED BY MANAGEMENT FOR USE
                AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 16, 2003

The undersigned shareholder(s) of Breakwater Resources Ltd. (the "Corporation") hereby appoints Garth A.C. MacRae, Chairman, or failing him, Colin K. Benner, President and Chief Executive Officer or failing him, or in lieu of the foregoing, ______________________________ as the proxy of the undersigned to attend, to act for and on behalf of and to vote all of the common shares of the Corporation registered in the name of the undersigned at THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON THE 16TH DAY OF JUNE, 2003, AND AT ANY ADJOURNMENT THEREOF, to the same extent and with the same power as if the undersigned was present at the said meeting or any adjournment thereof and, without limiting the generality of the power hereby conferred, the person designated above is directed to:

(a) VOTE FOR [ ] WITHHOLD FROM VOTING [ ] in respect of the election of the nominees of management of the Corporation as directors of the Corporation;

(b) VOTE FOR [ ] WITHHOLD FROM VOTING [ ] in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Corporation and authorizing the directors to fix the remuneration to be paid to the auditor;

(c) VOTE FOR [ ] VOTE AGAINST [ ] authorizing the board of directors to enter into one or more private placements in the period ending on the day of the next annual meeting of shareholders, pursuant to which the Corporation could issue up to 100 percent of the shares outstanding as at May 6, 2003; and

(d) VOTE FOR [ ] VOTE AGAINST [ ] the amendments to the by-laws of the Corporation.

hereby revoking any proxy previously given.

    THIS FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON NAMED HEREIN TO VOTE ON ANY AMENDMENTS TO OR VARIATIONS OF THE MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND ON OTHER MATTERS, IF ANY, WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

    THE SOLICITATION OF PROXIES IS BEING MADE BY AND ON BEHALF OF THE
MANAGEMENT AND DIRECTORS OF THE CORPORATION. A SHAREHOLDER OF THE CORPORATION HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS SPECIFIED IN THIS FORM OF PROXY TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING AND AT ANY ADJOURNMENT THEREOF. Such right may be exercised by either striking out the names of the persons specified in this form of proxy and inserting in the blank space provided the name of the person to be appointed, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Computershare Trust Company of Canada in the manner described in the notice of the Meeting.

DATED the _______ day of ________________ , 2003.


__________________________________________
Signature(s) of Shareholder(s)


__________________________________________
Name(s) of Shareholder(s)
(Please print)


__________________________________________
Number of Common Shares
Represented by this Proxy

NOTES:

1. Shareholders of the Corporation may vote at the Meeting either in person or by proxy.
     This form of proxy must be executed by the shareholder or by his, her or its attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized, and deposited with Computershare Trust Company of Canada,
     100 University Avenue, Toronto, Ontario M5J
     2N1, prior to 5:00 p.m., Toronto time, on the second last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

2. The person named in this form of proxy will vote the common shares of the Corporation in respect of which he or she is appointed proxy on any ballot that may be conducted at the Meeting in accordance with the instructions herein. IN THE ABSENCE OF INSTRUCTIONS, SUCH
     COMMON SHARES WILL BE VOTED FOR SUCH MATTERS
     AND IN RESPECT OF ANY OTHER MATTER IN
     ACCORDANCE WITH THE JUDGEMENT OF THE PERSON
     NAMED AS PROXY HEREIN.

3. This form of proxy ceases to be valid one year from its date.

4. Please date this form of proxy. If not dated, the proxy shall be deemed to bear the date on which it was mailed by the Corporation.

5. If your address as shown is incorrect, please give your correct address when returning this proxy. Return all forms of proxy to:

     Computershare Trust Company of Canada
     100 University Avenue, 8th Floor
     Toronto, Ontario
     M5J 2Y1
     Attention: Stock and Bond Transfer Department

--------------------------------------------------------------------------------
     BREAKWATER RESOURCES LTD.            BWRQ               CUSIP106902307

     In accordance with National Instrument 54-102 INTERIM FINANCIAL STATEMENT AND REPORT EXEMPTION, beneficial shareholders may elect annually to have their name added to an issuers supplemental mailing list in order to receive interim reports (e.g. quarterly reports). If you are interested in receiving such reports, please complete and return this card to Computershare Trust Company of Canada.
     ------------------------------------------------------------------------
     NAME

     ------------------------------------------------------------------------
     STREET ADDRESS:

     ------------------------------------------------------------------------
     SUITE/FLOOR:               CITY/TOWN:                      PROVINCE/STATE:

     ------------------------------------------------------------------------
     POSTAL/ZIP CODE:           SIGNATURE:

     ------------------------------------------------------------------------
                  (I certify that I am a beneficial shareholder)

     N.B. Without the filing of this card, shareholders who have     [LOGO]
     their shares registered in the name of a nominee (broker,         b
     bank, trust company, etc.), may not receive Breakwater's quarterly interim reports.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------




                                  BREAKWATER RESOURCES LTD.
                                  c/o Computershare Trust Company of Canada
    [LOGO]                        Stock Transfer Services
      b                           100 University Avenue, 8th Floor
                                  Toronto, Canada
                                  M5J 2Y1




--------------------------------------------------------------------------------

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
                                                                                  [LOGO] COMPUTERSHARE

May 16, 2003
                                                                                                                  INVESTOR SERVICES
To:  Alberta Securities Commission
     British Columbia Securities Commission                              Computershare Trust Company of Canada
     Manitoba Securities Commission                                                      100 University Avenue
     Office of the Administrator, New Brunswick                                               Toronto, Ontario
     Securities Commission of Newfoundland                                                             M5J 2Y1
     Nova Scotia Securities Commission                                                Telephone 1-800-663-9097    CANADA
     Ontario Securities Commission                                                       www.computershare.com    Australia
     Registrar of Securities, Prince Edward Island                                                                Channel Islands
     Commission des valeurs mobilieres du Quebec                                                                  Hong Kong
     Saskatchewan Securities Commission                                                                           Germany
     Securities Registry, Government of the Northwest Territories                                                 Ireland
     Registrar of Securities, Government of the Yukon Territories                                                 New Zealand
     Nunavut Legal Registry                                                                                       Philippines
     The Toronto Stock Exchange                                                                                   South Africa
     Industry Canada                                                                                              United Kingdom
     U.S. Securities & Exchange Commission                                                                        USA


Dear Sirs:

Subject:          Breakwater Resources Ltd.
-------

We confirm that the following English material was sent by pre-paid mail on May 16, 2003, to the registered shareholders of Common
Shares of the subject Corporation:

     1.       Notice of Annual and Special Meeting of Shareholders/Management Information Circular
     2.       Proxy
     3.       Annual Report including Audited Annual Financial Statements
     4.       Supplemental Mail List Card
     5.       Return Envelope

We further confirm that copies of the above-mentioned material, together with Supplemental Mail List cards, were sent by courier on
May 16, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Gary Hyshka
Assistant Account Manager
Stock Transfer Services
(416) 263-9493
(416) 981-9800 Fax

cc: Breakwater Resources Ltd.
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